2019 PROXY STATEMENT

Notice of Annual Meeting of Shareholders
to be held Thursday, September 19, 2019



 **Notice of Internet Availability of Proxy Materials**

We are pleased to provide access to our proxy materials via the Internet. Our Notice of Annual Meeting, Proxy Statement and Annual Report for the fiscal year ended May 26, 2019 are available at http://www.conagrabrands.com/investor-relations/financial-reports/annual-reports.

If you receive a Notice of Internet Availability of Proxy Materials by mail, you will not receive a paper copy of our Notice of Annual Meeting, Proxy Statement and Annual Report unless you specifically request a copy. You may request a paper copy by following the instructions on the Notice of Internet Availability of Proxy Materials. We began making our proxy materials available on or about August 9, 2019.



Conagra Brands, Inc.
222 Merchandise Mart Plaza
Suite 1300
Chicago, Illinois 60654

August 9, 2019

Dear Shareholders,

I am pleased to invite you to join us for the Conagra Brands Annual Meeting of Shareholders on Thursday, September 19, 2019, at 1:00 p.m. CDT at the Wyndham Grand Chicago Riverfront in Chicago. The Annual Meeting will include a brief report on our business, a discussion of and voting on matters described in the Notice of 2019 Annual Meeting of Shareholders and Proxy Statement, and a question-and-answer session.

Fiscal 2019 was a year of remarkable transition for Conagra Brands. On an organic basis, we continued modernizing our portfolio of iconic and emerging brands. Our robust slate of on-trend innovation led to a second year in a row of organic net sales growth. We also continued our disciplined approach to M&A. We successfully completed the acquisition of Pinnacle Foods, accelerating the next wave of change at Conagra. The addition of Pinnacle's brands increased our scale, enhanced our frozen platform and added leading, iconic brands in attractive categories. We also divested several non-core assets during the year, using the proceeds to repay debt and return value to shareholders.

Our Board of Directors also saw change in fiscal 2019. Several directors retired early in the fiscal year. Subsequently, three new directors, with diverse and accomplished backgrounds, joined us. Our company benefited from the entire Board's guidance in fiscal 2019.

With fiscal 2020 now underway, we remain as confident as ever in the long-term value creation potential of the company. On behalf of our entire organization, I thank you for your shared confidence that Conagra Brands is a compelling investment opportunity.

Sincerely,

Sean Connolly

President and Chief Executive Officer

Notice of Annual Meeting of Shareholders and Proxy Statement

When	**Where**	**Who May Vote**
Thursday, September 19, 2019 1:00 p.m. CDT	The Wyndham Grand Chicago Riverfront Grand Ballroom D (6th Floor) 71 East Wacker Drive Chicago, Illinois 60601	Shareholders of record as of the close of business on July 30, 2019

ITEMS OF BUSINESS

1 To elect as directors the 11 nominees named in the Proxy Statement

2 To ratify the appointment of KPMG LLP as our independent auditor for fiscal 2020

3 To vote, on an advisory basis, to approve our named executive officer compensation

4 To transact any other business properly brought before the meeting

Colleen Batcheler

Colleen Batcheler

Executive Vice President, General Counsel
and Corporate Secretary
August 9, 2019



Attend In-Person

If you attend the meeting, you will be asked to present a valid form of government-issued photo identification and an admission ticket or bank/brokerage statement to confirm stock ownership as of the record date.



Attend by Audiocast

If you cannot attend the meeting in person, you may join a live audiocast on the Internet by visiting http://www.conagrabrands.com/investor-relations at 1:00 p.m. CDT on September 19, 2019.

Whether or not you plan to attend in-person, please be sure to vote your shares by proxy.
YOUR VOTE IS IMPORTANT.

Table of Contents

Conagra Brands At a Glance

Our Company

Conagra Brands (NYSE: CAG) is a pure-play branded food company. From our headquarters in Chicago we rely on a culture of innovation to steadily evolve our portfolio to satisfy people's changing food preferences. Our iconic brands, such as Birds Eye®, Marie Callender's®, Banquet®, Healthy Choice®, Slim Jim®, Reddi-wip®, and Vlasic®, as well as emerging brands, including Angie's® BOOMCHICKAPOP®, Duke's®, Earth Balance®, Gardein®, and Frontera®, offer choices for every occasion.



Conagra By the Numbers



Number of Locations

~50



Annualized Revenue

~$11 Billion



Number of Employees

~18,000

Fiscal 2019 Highlights

Fiscal 2019 was another important year in our transformation. The year was filled with accomplishments, and the acceleration of the next wave of change at Conagra Brands. Of particular note, we acquired Pinnacle Foods Inc., or Pinnacle, during fiscal 2019. Pinnacle's well-known brands include Birds Eye, Duncan Hines, Earth Balance, EVOL, Gardein, Glutino, Hungry-Man, Log Cabin, Tim's Cascade Snacks, Udi's, Vlasic and Wish-Bone, among others. As a result, **we are now the fourth largest food company in the United States, generating approximately $11 billion in annualized revenues.**

We set rigorous operating goals for the year that were communicated to investors and incorporated into our compensation programs. Ultimately, our performance had bright spots and a few areas that fell short of our plans:

Organic Net Sales Growth: **Below Guidance**	Adjusted Operating Margin: **Met Guidance**	Adjusted Diluted EPS: **Slightly Below Guidance**
Free Cash Flow: **Exceeded Guidance**	Deleveraging Plan: **On Track**	Pinnacle Synergy Capture: **On Track**

We accomplished the following:

- **Organic Net Sales Growth**

  Fiscal 2019 was our second consecutive year of organic net sales growth. A robust innovation slate across frozen foods and snacks helped drive strong consumption trends in both businesses.

- **Operating Margin Expansion**

  Our adjusted operating margin grew again in fiscal 2019. We delivered operating margin of 12.4% and adjusted operating margin of 15.4%[1], in line with our guidance to investors.

- **Building Culture**

  During fiscal 2019, we continued our work to cultivate an energized and enthusiastic team of employees who bring an externally focused, entrepreneurial spirit to their work every day.

- **Portfolio Changes**

  In addition to acquiring Pinnacle during fiscal 2019, we completed the divestiture of several smaller, non-core business: our Wesson oil business, our Del Monte business in Canada, and Gelit, our Italian-based frozen pasta business.

- **Deleveraging**

  We stayed on track against our deleveraging targets during fiscal 2019. We reduced our debt by $886 million between the closing of the Pinnacle acquisition and the end of fiscal 2019.

- **Capital Returned to Shareholders**

  We paid $356.2 million in cash dividends during fiscal 2019.

---

1 A reconciliation of this non-GAAP measure to the most directly comparable GAAP measure is included in Appendix A to this Proxy Statement.

Fiscal 2019 also concluded a three-year period of significant, impactful change at Conagra Brands. During this period, we transformed our portfolio through meaningful brand renovation, new product innovation, the Pinnacle acquisition, the spin-off of Lamb Weston into a separate, independent, publicly-traded company, and the execution of a series of smaller acquisitions and divestitures. We brought our organic net sales growth rate from declining to nearly flat and then to growth in each of the last two fiscal years. In addition, over the three fiscal years ended in fiscal 2019, we grew adjusted diluted earnings per share from continuing operations, or EPS, expanded adjusted operating margin and returned nearly $3.1 billion to shareholders through dividends and share repurchases.

Fiscal 2017 through fiscal 2019 has been an important time in Conagra's nearly 100-year history. As a result of our focus on reshaping the Conagra Brands portfolio over the last several years and our accomplishments in fiscal 2019, we believe that we have entered fiscal 2020 with a solid foundation from which to deliver for investors.

Fiscal 2019 Compensation

For fiscal 2019, the Human Resources Committee of our Board of Directors created an executive compensation program that was designed to promote attainment of our fiscal 2019 operating plan and long-term goals. More specifically, the program contained the following elements:

Fixed Compensation	Incentive Compensation
· Base Salary	· Fiscal 2019 Annual Incentive Plan (cash settled)
· Health and Welfare Benefits	· Long-term Incentive Plan (stock settled)
· Retirement Benefits	· One-time Performance Based Award (stock settled)

In designing the program, the Human Resources Committee chose to include a mix of compensation types (salary, benefits, cash-based incentives and equity-based incentives) and a mix of performance periods (single year and multi-year) to promote long-term strategic decision-making. This approach was also intended to minimize the likelihood that our executives would be motivated to pursue risky or unsustainable results.

91% of our CEO's FY19 Compensation Opportunity Was Tied to Company Performance	CEO Stock Ownership Requirement: 6x Base Salary	Relative and Absolute Performance Measures Included in Our Incentive Programs	94% Say on Pay Approval Level in Each of the Last Four Years

As more fully described in the Compensation Discussion and Analysis section of this Proxy Statement, beginning on page 35, the Human Resources Committee considered the business outcomes described above in determining final payouts under incentive programs with performance periods concluding in fiscal 2019. Our Chief Executive Officer and other senior executives named in this Proxy Statement received Annual Incentive Plan payouts at levels slightly below target for fiscal 2019. Each received long-term incentive payouts under the fiscal year 2017 to fiscal year 2019 cycle of the performance share plan slightly above target.

The Human Resources Committee believes that its fiscal 2019 compensation decisions appropriately reflect its pay-for-performance philosophy.

Voting Items and Recommendations

At the 2019 Annual Meeting of Shareholders, we are asking shareholders to vote on the following items:

PROPOSAL #1

Election of Each of the 11 Director Nominees Named in this Proxy Statement

✓ **The Board of Directors unanimously recommends a vote FOR each director nominee.**

Additional information about our director nominees and their approach to governance may be found beginning on page 7.

PROPOSAL #2

Ratification of the Appointment of KPMG LLP as Our Independent Auditor for Fiscal 2020

✓ **The Board of Directors unanimously recommends a vote FOR the proposal.**

Additional information about this proposal may be found beginning on page 30.

PROPOSAL #3

Advisory Approval of Our Named Executive Officer Compensation

✓ **The Board of Directors unanimously recommends a vote FOR the proposal.**

Additional information about named executive officer compensation may be found beginning on page 33.

At Conagra, we believe that when our people, our communities and the environment are thriving, so are we. We publish a Citizenship Report each year and make it available on our website at https://www.conagrabrands.com/our-company/corporate-social-responsibility. The report details our citizenship strategy, which covers four focus areas: Good Food, Responsible Sourcing, Better Planet and Stronger Communities. It also summarizes our accomplishments. We encourage you to read our entire Citizenship Report; a few highlights follow.

 ## Stronger Communities.

We believe that everybody has the right to good food. As a leading food company, we are deeply motivated to make a meaningful impact on the pervasive societal issue of hunger, and we take a holistic approach which includes employee engagement, financial contributions and production donations.

- The Conagra Brands Foundation has led the fight against hunger for more than 20 years, partnering with the Feeding America network to provide more than 491 million pounds of food and investing over $47 million to alleviate hunger over this time.

- Our 12th annual Shine the Light on Hunger campaign, an Omaha-based community-wide call to action to raise food, funds and awareness on the issue of hunger, raised over 2 million meals for the Food Bank for the Heartland in 2018.

- In fiscal 2018, we donated 13.4 million pounds of food to the Feeding America network of 200 food banks located throughout the United States. This equates to an average of over 1 million pounds of food donated to the Feeding America network of food banks every month.

- Each April, thousands of Conagra Brands employees volunteer with non-profit organizations during our annual Month of Service. Many of these volunteers work on hunger-related projects. This year more than 2,600 employees volunteered over 7,430 hours of their time.

- In 2019, we were recognized as one of the 50 most community-minded companies in the United States as an honoree of The Civic 50, an initiative by Points of Light, the world's largest organization dedicated to volunteer service.

 # Better Planet; Responsible Sourcing.

We are committed to making the planet better. Because the majority of our environmental, social and related economic impacts lie outside of our direct operations and within our extended supply chain, we manage our supplier relationships in ways that appropriately address those impacts and corresponding risks and opportunities.

- We have set measurable sustainability goals relating to greenhouse gas emissions, water, and waste. We measure our progress against those goals and regularly report our progress in our annual Citizenship Report.

- On an annual basis, we measure and disclose our water, climate, and deforestation (as it relates to palm oil, beef, timber-based products and soy) risk and mitigation strategies through the CDP disclosure program.

- Our Supplier Excellence Program assesses our key suppliers on environmental and social risk-related performance and disclosure. This group represents 75% of our overall ingredients, commodities and packaging spend.

- Our dedicated Supplier Quality and Risk team is responsible for supplier conformance with our Supplier Expectations Manual, which includes our requirements related to environmental compliance, child labor, and animal welfare.

"Great food and great results are natural outcomes of a strategy that starts with the question – what's the right thing to do? By doing the right things, and doing them right, we will continue to deliver meaningful and sustainable success for all."

Sean Connolly
President and Chief Executive Officer

Election of Directors

—

Our business is managed under the direction of the Board of Directors, or the Board, and you are being asked to vote to elect the next members of the Board. The members of the Board take their obligations to you, our shareholders, seriously, and we therefore open this Proxy Statement with the key information you need to vote for our election to serve you for another year.

 THE BOARD RECOMMENDS A VOTE **"FOR"** EACH OF THE 11 DIRECTOR NOMINEES LISTED ON THE FOLLOWING PAGES.







Who We Are

Currently, the Board consists of 11 directors whose terms expire at the 2019 Annual Meeting. Based on a recommendation of the Board's Nominating, Governance and Public Affairs Committee, which we refer to as the N/G/PA Committee, the Board has nominated our 11 current directors, as named in this Proxy Statement, for election at the 2019 Annual Meeting. Information about each of the 11 nominees (as of July 30, 2019) is set forth on pages 8 – 13. If elected, each of the directors will hold office until the Conagra Brands 2020 Annual Meeting of Shareholders, and until their successors have been elected and qualified. We have no reason to believe that any of the nominees for director will be unable to serve if elected.



Anil Arora

Age: 58

Director Since:
July 17, 2018

Independent

Board Committees
· Audit / Finance
  Committee

Other public company directorships
· Envestnet, Inc. since November 2015
· Yodlee, Inc. as Chairman from March 2014 until November 2015

Experiences, qualifications and skills considered in re-nominating Mr. Arora
· **Public Company Experience; Former C-Suite Executive:** Strong leadership capabilities and insights from experience as President and Chief Executive Officer of Yodlee, Inc. from start-up phase through its IPO and subsequent acquisition by Envestnet, and subsequently as Vice Chairman of Envestnet and Chief Executive of Envestnet | Yodlee.
· **Technology Expertise:** Extensive experience in technology, operating at the intersection of consumer, internet and technology sectors.
· **M&A Experience:** Led Yodlee through its growth from start-up through ultimate acquisition.

Mr. Arora has served as a director of Envestnet, Inc. (a cloud based financial technology, data intelligence and wealth management company) since November 2015 and served as Vice Chairman of Envestnet, Inc. and Chief Executive of Envestnet | Yodlee from November 2015 until February 2019. Prior to that, he served as President, Chief Executive Officer and a director of Yodlee, Inc. (a data intelligence and financial technology products provider) from February 2000 until its initial public offering in March 2014 and as Chairman of the board of directors of Yodlee, Inc. from March 2014 until November 2015. Prior to joining Yodlee, Mr. Arora served in various positions with Gateway, Inc. (a computer hardware manufacturer). Earlier in his career, Mr. Arora served in various strategy and marketing positions for The Pillsbury Company (a manufacturer and marketer of branded consumer foods) and Kraft Foods Group, Inc. (a manufacturer and marketer of branded consumer foods).



Thomas "Tony" K. Brown

Age: 63

Director Since:
October 15, 2013

Independent

Board Committees
· Audit / Finance
  Committee
· Nominating, Governance
  and Public Affairs
  Committee

Other public company directorships
· 3M Company (a global innovation company) since August 2013
· Tower International, Inc. (a metal component manufacturing company) since April 2014; has served as non-executive Chairman of the Board since 2017

Experiences, qualifications and skills considered in re-nominating Mr. Brown
· **Public Company Experience; Former C-Suite Executive:** Understanding of governance issues facing public companies from his board service to other public companies; broad leadership capabilities and insights from his experience in leadership roles at Ford Motor Company and other companies.
· **International Expertise:** Vast experience in global purchasing and supply chain at Ford Motor Company and other companies.

Mr. Brown served as Group Vice President, Global Purchasing with Ford Motor Company (a motor vehicles manufacturer) from 2008 until his retirement in August 2013. He joined Ford Motor Company in 1999 and served in various leadership capacities in global purchasing during his tenure. Prior to joining Ford Motor Company, he served in leadership positions at United Technologies Corporation (as Vice President, Supply Chain), QMS, Inc. and Digital Equipment Corporation.



Stephen G. Butler

Age: 71

Director Since:
May 16, 2003

Independent

Board Committees
· Audit / Finance Committee (Chair)
· Executive Committee

Other public company directorships
· Cooper Industries plc (an electrical products manufacturer) from 2002 until 2012
· Ford Motor Company (a motor vehicles manufacturer) since 2004

Experiences, qualifications and skills considered in re-nominating Mr. Butler
· **Public Company Experience; Former C-Suite Executive:** Broad understanding of governance issues facing public companies from his board service to other public companies; strong leadership capabilities and insights from service as Chairman and Chief Executive Officer of KPMG.
· **International Expertise:** Leadership of a global organization, including service as Chairman of KPMG International.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Expertise in accounting and finance, both in the U.S. and internationally, based on a 34-year career with KPMG.

Mr. Butler is the retired Chairman and CEO of KPMG LLP (a national public accounting firm), a role he held from 1996 until June 2002. He also served as Chairman of KPMG International from 1999 until his retirement. He held a variety of management positions, both in the United States and internationally, during his 34-year career at KPMG.



Sean M. Connolly

Age: 53

Director Since:
April 6, 2015

Not Independent

Board Committees
· Executive Committee

Other public company directorships
· The Hillshire Brands Company (as President and CEO) from June 2012 to August 2014

Experiences, qualifications and skills considered in re-nominating Mr. Connolly
· **Public Company Experience; Active C-Suite Executive:** Broad understanding of governance issues facing public companies from his board service to other public companies; closest knowledge of our business and operations as a result of his service as the CEO of Conagra Brands.
· **Market Facing Experience:** Extensive career focused on and committed to building leading consumer brands in the food industry.
· **M&A Experience:** Transactional experience from his experience with several companies in the consumer packaged goods industry.

Mr. Connolly has served as our President and Chief Executive Officer and a member of the Board since April 6, 2015. Previously, he served as President and Chief Executive Officer and a director of The Hillshire Brands Company (a branded food products company) from June 2012 to August 2014. Before becoming CEO of Hillshire, Mr. Connolly served as Executive Vice President of Sara Lee Corporation (a branded food products company and the predecessor to Hillshire) and Chief Executive Officer, Sara Lee North American Retail and Foodservice. Prior to joining Sara Lee in anticipation of the spin-off of Hillshire, Mr. Connolly served as President of Campbell North America, the largest division of Campbell Soup Company (a branded convenience food products company); President, Campbell USA; and President, North American Foodservice for Campbell. Before joining Campbell in 2002, he served in various marketing and brand management roles at The Procter & Gamble Company (a branded consumer packaged goods company).



Joie A. Gregor

Age: 69

Director Since:
February 6, 2009

Independent

Board Committees
· Executive Committee
· Human Resources Committee
· Nominating, Governance and Public Affairs Committee (Chair)

Other public company directorships
· Conduent Incorporated (a business process services company) since 2016

Experiences, qualifications and skills considered in re-nominating Ms. Gregor
· **Public Company Experience; Former C-Suite Executive:** Broad understanding of governance issues facing public companies from her board service to other public companies; extensive senior leadership experience at several organizations.
· **Market Facing Experience:** Significant experience in advising public and private companies on market development, product strategy, sales and service and global account management as well as organizational structure.
· **Technology Expertise:** Significant technology experience from 13 years of service at IBM as well as her private equity portfolio experience.

Ms. Gregor served as a Managing Director with Warburg Pincus LLC (a private equity investment firm) from 2014 until 2016. In this role, she provided organizational guidance and strategic direction across all firm investing areas. Before her time with Warburg Pincus, Ms. Gregor's professional experience included the following:

· From 2007 to 2008, Assistant to the President of the United States for Presidential Personnel under President George W. Bush
· From 2002 to 2007, Vice Chairman of Heidrick & Struggles International, Inc. (an executive search firm). Ms. Gregor's tenure at Heidrick & Struggles International began in 1993 and she served in a number of senior leadership roles, including as President, North America, managing partner of the firm's Global Board of Directors Practice as well as a member of the management committee.
· Ms. Gregor began her career with IBM Corporation, where she held a variety of leadership positions of increasing responsibility over a 13-year period.



Rajive Johri

Age: 69

Director Since:
January 1, 2009

Independent

Board Committees
· Human Resources Committee
· Nominating, Governance and Public Affairs Committee

Other public company directorships
· Charter Communications Inc. (a telecommunications and mass media company) from 2006 until 2009

Experiences, qualifications and skills considered in re-nominating Mr. Johri
· **Public Company Experience; Former C-Suite Executive:** Broad understanding of governance issues facing public companies from his tenure with other public companies; strong leadership capabilities and insights, including through his service as President of First National Bank of Omaha.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Significant expertise in finance, accounting and risk and compliance oversight from his service to banking organizations, including risk assessment and risk management experience.
· **International Expertise:** Substantial international business and management experience from prior service to banking institutions with responsibility over various geographic regions.

Mr. Johri served as President and Director of First National Bank of Omaha (a banking institution) from 2006 until his retirement in 2009. From September 2005 to June 2006, Mr. Johri served as President of First National Credit Cards Center for First National Bank of Omaha. Prior to that, he served as an Executive Vice President for J.P. Morgan Chase Bank (a banking institution) from 1999 until 2004.



Richard H. Lenny

Age: 67

Director Since:
March 17, 2009

Non-Executive Chairman Since:
May 28, 2018

Independent

Board Committees
· Executive Committee (Chair)
· Human Resources Committee
· Nominating, Governance and Public Affairs Committee

Other public company directorships
· Illinois Tool Works Inc. (a global manufacturer of industrial products and equipment) since 2014
· McDonald's Corporation (a retail eating establishment) since 2005
· Discover Financial Services (a direct banking and payment services firm) from 2009 until 2018

Experiences, qualifications and skills considered in re-nominating Mr. Lenny
· **Public Company Experience; Former C-Suite Executive:** Broad understanding of governance issues facing public companies from his board service to other public companies; strong leadership capabilities and insights, particularly with major consumer brands based on his lengthy career in the food industry.
· **Market Facing Experience; International Expertise:** Deep knowledge of strategy, marketing and business development in the consumer products food industry domestically and abroad from his lengthy career and leadership roles in global food companies.

Mr. Lenny served as Chairman, President and Chief Executive Officer of The Hershey Company (manufacturer, distributor and marketer of candy, snacks and candy-related grocery products) from 2001 until his retirement in 2007. Prior to joining The Hershey Company, Mr. Lenny served as Group Vice President of Kraft Foods, Inc. (a packaged food company) and as President of Nabisco Biscuit Company (a packaged food company). Mr. Lenny served as non-executive Chairman of Information Resources, Inc. (a market research firm) from 2013 until 2018. He served as a senior advisor with Friedman, Fleischer & Lowe, LLC (a private equity firm) from 2014 until 2016 and as an operating partner from 2011 until 2014.



Melissa Lora

Age: 57

Director Since:
January 4, 2019

Independent

Board Committees
· Audit / Finance Committee

Other public company directorships
· KB Home (one of the largest homebuilders in the United States) since 2004 (lead independent director since 2016)
· MGIC Investment Corporation (a mortgage insurance company) since 2018

Experiences, qualifications and skills considered in nominating Ms. Lora
· **Public Company Experience; Former C-Suite Executive:** Strong leadership capabilities and insights from her experience in various leadership roles at Taco Bell Corp.; broad understanding of governance issues facing public companies from her board service to other public companies, including as lead independent director of KB Home.
· **Market Facing Experience; International Expertise:** Substantial international business and management experience from service as President of Taco Bell International.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Deep expertise in finance, risk and compliance oversight as a result of more than a decade of service as Chief Financial Officer of an operating division (Taco Bell Corp.) of Yum! Brands, Inc., as well as a decade of service as the Chair of the Audit Committee of KB Home.

Ms. Lora served as President of Taco Bell International, a segment of Taco Bell Corp. (a subsidiary of Yum! Brands, Inc., one of the world's largest restaurant companies) from 2013 until her retirement in 2018. She also previously served in various other roles at Taco Bell Corp., including as Global Chief Financial and Development Officer from 2012 to 2013, Chief Financial and Development Officer from 2006 to 2012, and Chief Financial Officer from 2001 to 2006.



Ruth Ann Marshall

Age: 65

Director Since:
May 23, 2007

Independent

Board Committees
· Executive Committee
· Human Resources Committee (Chair)
· Nominating, Governance and Public Affairs Committee

Other public company directorships
· Global Payments Inc. (a provider of payment technology services) since 2006
· Regions Financial Corporation (a provider of banking, trust, stockbrokerage and mortgage services) since 2011

Experiences, qualifications and skills considered in re-nominating Ms. Marshall
· **Public Company Experience; Former C-Suite Executive:** Strong leadership capabilities and insights from her service to MasterCard International, Inc., including marketing, account management and customer service.
· **Market Facing Experience; International Expertise; Technology Expertise:** Significant domestic and international experience in growing the MasterCard Americas business, including through new product development. Technology expertise from a career in payments technology.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Expertise in finance from her service to MasterCard and on the Audit Committee of Regions Financial. Transactional experience from her board service to other public companies.

Ms. Marshall was President of the Americas at MasterCard International, Inc. (payments industry) from October 1999 until her retirement in June 2006. At MasterCard, Ms. Marshall was responsible for building all aspects of MasterCard's issuance and acceptance business in the United States, Canada, Latin America and the Caribbean. Prior to joining MasterCard International, Inc., Ms. Marshall served as Senior Executive Vice President of Concord EFS, Inc. (an electronic payment services company), where she oversaw marketing, account management, customer service and product development.



Craig P. Omtvedt

Age: 69

Director Since:
November 11, 2016

Independent

Board Committees
· Audit / Finance Committee

Other public company directorships
· Oshkosh Corporation (a manufacturer and marketer of specialty vehicles and vehicle bodies), since 2008; current non-executive Chairman of the Board
· General Cable Corp. (a wire and cable manufacturer) from 2004 until 2018
· The Hillshire Brands Company from 2012 until 2014

Experiences, qualifications and skills considered in re-nominating Mr. Omtvedt
· **Public Company Experience; Former C-Suite Executive:** Broad understanding of governance issues facing public companies from his board service to other public companies; strong leadership capabilities and insights from his service as Chief Financial Officer of Fortune Brands.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Deep expertise in accounting and finance, based on decades of experience in accounting and finance roles, including Chief Financial Officer, Chief Accounting Officer, and Chief Internal Auditor, at a public company.

Mr. Omtvedt served as Senior Vice President and Chief Financial Officer of Fortune Brands, Inc. (a former leading consumer products company) from 2000 until his retirement in October 2011. He served as a consultant to Beam Inc., the successor to Fortune Brands, during 2012. Previously, Mr. Omtvedt held a series of finance leadership positions of increasing responsibility with Fortune Brands, including Senior Vice President and Chief Accounting Officer; Vice President and Chief Accounting Officer; and Vice President, Deputy Controller and Chief Internal Auditor. He first joined Fortune Brands in 1989. Before joining Fortune Brands, Mr. Omtvedt served in financial positions of increasing responsibility at both The Pillsbury Company and Sears, Roebuck & Company.



Scott Ostfeld

Age: 42

Director Since:
February 16, 2019

Independent

Board Committees
· Human Resources Committee

Other public company directorships
· HD Supply Holdings, Inc. (an industrial distributor) since 2017
· Team Health Holdings, Inc. (a supplier of outsourced healthcare professional staffing and administrative services) from 2016 until 2017

Experiences, qualifications and skills considered in nominating Mr. Ostfeld
· **Public Company Experience:** Broad understanding of governance issues facing public companies from his board service to other public companies.
· **Finance / Capital Management Expertise; Risk Management Expertise:** Significant experience in finance and risk management from his service as a partner of JANA Partners LLC and co-portfolio manager of JANA Strategic Investments.
· **M&A Experience:** Significant transactional experience as an investor, board member and investment banker.

Mr. Ostfeld is a partner of JANA Partners LLC (investment manager) where he is co-portfolio manager of JANA Strategic Investments, its active equity ownership strategy. Prior to joining JANA Partners LLC in 2006, Mr. Ostfeld was with GSC Partners in their distressed debt private equity group focused on acquiring companies through the bankruptcy restructuring process and enhancing value as an active equity owner. Prior to GSC Partners, Mr. Ostfeld was an investment banker at Credit Suisse First Boston where he worked on a variety of M&A and capital raising assignments.

How We Are Selected

Our Skills and Qualifications

We seek independent directors with high standards for ethics and integrity. Individuals must be willing to commit the time needed to carry out their director duties, including overseeing our strategy, succession planning, and director refreshment. We also seek directors with experience in the following areas:

Public company board experience	Active or former C-Suite executive	Market-facing experience	International expertise	Finance/capital management expertise	M&A experience	Technology expertise	Risk management expertise

The following matrix summarizes our director nominees' individual experiences, skills and characteristics. This summary is not an exhaustive list of each nominee's contributions to the Board.

	Public Company Board Experience	Active /Former C-Suite Executive	Market-Facing Experience	International Expertise	Finance / Capital Management Expertise	M&A Experience	Technology Expertise	Risk Management Expertise
Anil Arora	✓	✓	✓	✓	✓	✓	✓	✓
Thomas K. Brown	✓	✓		✓	✓	✓	✓	✓
Stephen G. Butler	✓	✓		✓	✓			✓
Sean M. Connolly	✓	✓	✓	✓	✓	✓		✓
Joie A. Gregor	✓	✓	✓				✓	
Rajive Johri	✓	✓	✓	✓	✓	✓	✓	✓
Richard H. Lenny	✓	✓	✓	✓	✓	✓		
Melissa Lora	✓	✓	✓	✓	✓	✓	✓	✓
Ruth Ann Marshall	✓	✓	✓	✓		✓	✓	✓
Craig P. Omtvedt	✓	✓		✓	✓	✓		✓
Scott Ostfeld	✓		✓		✓	✓		✓

The Board also values diversity and strives to build a Board of diverse attitudes, perspectives and experiences. While diversity is viewed broadly at Conagra Brands, the Board also measures its diversity along more traditional lines, including by examining:

Board Tenure
(years served per director and the average tenure of the Board)

Director Age
(individually and the average age of the Board)

Gender Mix

Race/Ethnic Diversity Mix

The collective profile of our director nominees, as of July 30, 2019, is as follows:

Director Tenure

5+ years	●●●●●●
2-5 years	●●●
<1 year	●●

Director Independence

●●●●●●●●●●○

10 of 11
directors are independent

Board Refreshment

●●●|●●○○○○○○

5 of 11
directors joined since 2015



6 of 11
are female or ethnically diverse

Director Age

70's	●
60's	●●●●●●
50's	●●●
40's	●

62 years Average age of the Board

Director Refreshment

The Board desires that its membership collectively hold a broad range of skills, education, experiences and qualifications that can be leveraged for the benefit of the company and its shareholders. The Board uses refreshment processes to enable it to evaluate the continued alignment of the Board's membership with the needs of Conagra Brands. The Board's refreshment processes involve reviewing and modifying the skills and characteristics required for membership. The Board also enables planned refreshment through its maintenance of a mandatory retirement age for directors. As a result of our refreshment processes, our Board represents a mix of long-tenured directors and directors who provide new and different insights, expertise and experiences. In fact, five of our current directors (including our CEO) are new to the Board since 2015.

For additional information on the director nomination process, please see "How We Govern — Nominating, Governance and Public Affairs Committee — Director Nomination Process" below.

Director Independence

The Board has determined that 10 of our 11 nominees for director — directors Arora, Brown, Butler, Gregor, Johri, Lenny, Lora, Marshall, Omtvedt and Ostfeld — have no material relationships with Conagra Brands and are independent within the meaning of applicable independence standards. The Board has also determined that each of Mr. Bradley A. Alford, Mr. Thomas W. Dickson and Mr. Steven F. Goldstone, each of whom served as a director during fiscal 2019, had no material relationships with Conagra Brands and was independent within the meaning of applicable independence standards.

In making its independence determinations, the Board applied the listing standards of the New York Stock Exchange, or NYSE, and the categorical independence standards contained in our Corporate Governance Principles. The Board considers even immaterial relationships in its decision-making process to ensure a complete view of each director's independence.

The Board also reviewed our commercial relationships with companies on whose boards members of the Board served during fiscal 2019. The relationships with these companies involved Conagra Brands' purchase or sale of products and services in the ordinary course of business on arm's-length terms in amounts and under other circumstances that did not affect the relevant directors' independence under our Corporate Governance Principles or under applicable law and NYSE listing standards.

In addition to satisfying our independence standards, each member of the Audit / Finance Committee of the Board, which we refer to as the Audit / Finance Committee, must satisfy an additional Securities and Exchange Commission, or SEC, independence requirement. This requirement provides that the member may not accept, directly or indirectly, any consulting, advisory or other compensatory fee from us or any of our subsidiaries other than his or her director's compensation and may not be an "affiliated person" of Conagra Brands. Each member of the Audit / Finance Committee satisfies this additional independence requirement.

The SEC and NYSE have adopted rules relating to the independence of members of the Human Resources Committee, which we refer to as the HR Committee. These rules require consideration of the source of HR Committee members' compensation, including any consulting, advisory or other compensatory fees paid to an HR Committee member, and each HR Committee member's affiliation with us, any of our subsidiaries or any affiliates of our subsidiaries. Each member of the HR Committee satisfies these additional independence requirements.

How We Govern

The Board is committed to performing its responsibilities in a manner consistent with sound governance practices. It routinely reviews its processes, assesses the regulatory and legislative environment, communicates with investors, and adopts governance practices as needed that support informed, competent, and independent oversight on behalf of our shareholders. Our Corporate Governance Principles provide a summary of these practices and are available on our website at http://www.conagrabrands.com/investor-relations/corporate-governance/principles. Highlights of our corporate governance practices include the following:

Fully Independent Standing Committees	Critical aspects of the Board's work are handled by three standing committees, each of which is comprised solely of independent directors: an Audit/Finance Committee, a Human Resources Committee and a Nominating, Governance and Public Affairs Committee.
Annual Election of Directors	To promote greater accountability to shareholders, our directors stand for election on an annual basis.
Majority Voting in Uncontested Director Elections	To be elected in an uncontested election, a director nominee must receive the affirmative vote of a majority of the votes cast in the election. If an incumbent nominee is not elected, he or she is required to promptly tender a resignation to the Board, subject to acceptance or rejection by the Board. Within 90 days of the certification of the election results, the Board will publicly disclose its decision as to whether to accept or reject the resignation.
Regularly Scheduled Executive Sessions	The Board meets on a regularly-scheduled basis and holds an executive session without management present at every regularly-scheduled meeting. The Board holds five regularly-scheduled executive sessions per year. The Chairman of the Board presides at all Board meetings, including executive sessions.
Over 90% Director Independence	The Board has determined that 10 of our 11 nominees for directors have no material relationship with Conagra Brands and are independent within the meaning of applicable independence standards, including the listing standards of the NYSE and the categorical standards contained in our Corporate Governance Principles.

Independent Board Leadership	The Board believes that independent Board leadership is a critical component of our governance structure. Since 2005, our Chairman and CEO roles have been separate.
Director Attendance at Board Meetings, Committee Meetings and Annual Meetings of Shareholders	During fiscal 2019, the Board met 14 times (five regular meetings and nine special meetings) and acted by unanimous written consent four times. Each Board member attended at least 75% or more of the total number of fiscal 2019 meetings of the Board and committees of the Board on which he or she served. Board members are encouraged to attend the company's annual meeting of shareholders each year. All nominees for director who were serving at the time of the 2018 Annual Meeting of Shareholders attended the 2018 Annual Meeting of Shareholders.
Board, Committee and Individual Evaluation Process	Each of the Board, the Audit / Finance Committee, the HR Committee and the N/G/PA Committee conducts a self-evaluation of its performance on an annual basis. In addition, individual director evaluations are conducted on an annual basis.
Retirement Age	No director may be nominated to a new term if he or she would be over age 72 at the time of the election.
Orientation and Continuing Education	We conduct an orientation program for each new director as soon as possible following his or her election or appointment. The orientation includes presentations by senior management with respect to a wide range of topics, including our strategic plans, governance practices, control environment and human capital management priorities. Board members also receive materials and briefing sessions to continue their education on subjects that assist them in the discharge of their duties. We also provide reimbursement of expenses associated with our independent directors' attendance at one outside director education program each fiscal year.

Board Leadership Structure

The Board believes that independent Board leadership is a critical component of our governance structure. Our Corporate Governance Principles require us to have either an independent Chairman of the Board or, if the positions of Chairman and Chief Executive Officer are held by the same person, a lead independent director. Since 2005, our Chairman and CEO roles have been separate. With separate Chairman and CEO roles, our CEO can focus his time and energy on setting the strategic direction for the company, overseeing daily operations, engaging with external constituents, developing our leaders and promoting employee engagement at all levels of the organization. Meanwhile, our independent Chairman leads the Board in the performance of its duties by establishing agendas and ensuring appropriate meeting content, engaging with the CEO and senior leadership team between Board meetings on business developments and providing overall guidance to our CEO as to the Board's views and perspectives, particularly on the strategic direction of the company.

Board Committees

The Board has established four standing committees: the Audit / Finance Committee, the Executive Committee, the HR Committee, and the N/G/PA Committee. The Audit / Finance Committee, HR Committee and N/G/PA Committee operate under written charters that have been approved by the full Board; each of these three committees is comprised entirely of independent directors.

Membership on each of the Board's standing committees is as follows:

	Audit / Finance Committee	Executive Committee	HR Committee	N/G/PA Committee
Anil Arora	✓			
Thomas K. Brown	✓			✓
Stephen G. Butler	CHAIR	✓		
Sean M. Connolly		✓		
Joie A. Gregor		✓	✓	CHAIR
Rajive Johri			✓	✓
Richard H. Lenny	*ex officio*	CHAIR	✓	✓
Melissa Lora	✓			
Ruth Ann Marshall		✓	CHAIR	✓
Craig P. Omtvedt	✓			
Scott Ostfeld			✓	
Total Meetings in FY2019	12	1	9	4

Audit / Finance Committee

Committee Members	Primary Responsibilities
Anil Arora Thomas K. Brown Stephen G. Butler, Chair Melissa Lora Craig P. Omtvedt	· Oversee the integrity of the company's financial statements and review annual and quarterly SEC filings and earnings releases · Receive reports on critical accounting policies of the company, significant changes in the company's selection or application of accounting principles and the company's internal control processes · Retain the independent auditor and review the qualifications, independence, and performance of the independent auditor; pre-approve audit and non-audit services performed by the independent auditor · Review the qualifications, independence and performance of the internal audit department · Receive reports on the activities of management's Enterprise Risk Management Committee and Risk Oversight Committee, as well as on the company's processes for overseeing financial risks, including management's assessment and control of derivative and treasury risks, cybersecurity and information technology risks, and operational risks · Review the company's compliance with legal and regulatory requirements · Review the company's strategies and plans related to capital structure, including borrowing, liquidity, and allocation of capital · Review, approve and ratify related-party transactions

Financial Expertise and Financial Literacy

The Board has determined that directors Butler, Lora and Omtvedt are qualified as audit committee financial experts within the meaning of SEC regulations and that directors Arora and Brown are financially literate within the meaning of NYSE rules. All directors serving on the Audit / Finance Committee are independent.

Related-Party Transactions

The Audit / Finance Committee has adopted a written policy regarding the review, approval, and ratification of related-party transactions (generally, transactions involving an amount in excess of $120,000 in which the company is a participant and in which a related person has or will have a direct or indirect material interest). Under the policy, all related-party transactions must be pre-approved by the Audit / Finance Committee unless circumstances make pre-approval impracticable. In the latter case, management may enter into the transaction, but the transaction remains subject to ratification by the Audit / Finance Committee at its next regular, in-person meeting.

In determining whether to approve or ratify a related-party transaction, the Audit / Finance Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related-party's interest in the transaction. No Board member is permitted to participate in any approval of a related-party transaction in which he or she is a related party, except that the Board member will provide all material information concerning the related party transaction to the Audit / Finance Committee. On at least an annual basis, the Audit / Finance Committee reviews and assesses ongoing related-party transactions to determine whether they are in compliance with the company's guidelines and that the relationships remain appropriate. All related-party transactions are disclosed to the full Board.

During fiscal 2019, one related-party transaction arose. David B. Biegger is the company's Executive Vice President and Chief Supply Chain Officer. One of Mr. Biegger's immediate family members is employed by the company as a Brand Manager and earned total compensation in excess of $120,000. The immediate family member's position does not report, directly or indirectly, to Mr. Biegger. In addition, the individual is compensated in a manner that is appropriate for their responsibilities and experience. The relationship described was reviewed and ratified in accordance with our policy for review of related-party transactions.

Executive Committee

Committee Members:

Stephen G. Butler

Sean M. Connolly

Joie A. Gregor

Richard H. Lenny, Chair

Ruth Ann Marshall

Primary Responsibility

· Act on behalf of the Board between meetings as exigency requires or at the request of the full Board

Human Resources Committee

Committee Members:

Joie A. Gregor

Rajive Johri

Richard H. Lenny

Ruth Ann Marshall, Chair

Scott Ostfeld

Primary Responsibilities

· Review, evaluate and approve compensation plans and programs for the company's directors, executive officers and certain other senior employees

· Annually review and approve corporate goals and objectives relevant to CEO compensation and, together with the other independent directors, at least annually evaluate the CEO's performance in light of these goals and objectives

· Review directly, or with the full Board, succession plans for all senior positions

· Review whether the company's compensation programs for employees generally are designed in a manner that does not incent employees to take inappropriate or excessive risks and whether any compensation policies or practices are reasonably likely to have a material adverse effect on the company

· Retain and terminate consultants or outside advisors to support the Committee, and approve related fees and engagement terms; determine whether any conflicts of interest with compensation consultants or advisors exist

Executive and Director Compensation

The HR Committee has retained authority over the determination of executive and director compensation, subject only to the further involvement of the other independent directors with respect to the approval of the overall compensation for non-employee directors and any base salary change for the CEO. The HR Committee may delegate its responsibilities to subcommittees comprised of one or more HR Committee members or to selected members of management, subject to requirements of our by-laws and applicable laws, regulations and the terms of shareholder-approved plans. Additional information about the HR Committee's processes for determining executive compensation and the role of the HR Committee's compensation consultant can be found in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Compensation Committee Interlocks and Insider Participation

The HR Committee members set forth above, as well as Mr. Alford (who served as a director for a portion of fiscal 2019), served as members of the HR Committee during fiscal 2019. During fiscal 2019, none of the current or former executive officers of Conagra Brands or any of its current employees served on the compensation committee (or equivalent) or the board of directors of another entity whose executive officer(s) served on the HR Committee or the Board of Conagra Brands.

Additional information about the roles and responsibilities of the HR Committee is provided in the "Compensation Discussion and Analysis" section of this Proxy Statement.

Nominating, Governance and Public Affairs Committee

Committee Members:	Primary Responsibilities
Thomas K. Brown Joie A. Gregor, Chair Rajive Johri Richard H. Lenny Ruth Ann Marshall	· Identify qualified candidates for membership on the Board · Propose to the Board a slate of directors for election by the shareholders at each annual meeting · Propose to the Board candidates to fill vacancies on the Board · Consider and make recommendations to the Board concerning the size and functions of the Board and the various Board committees · Consider and make recommendations to the Board concerning corporate governance policies · Assess the independence of Board members · Advise management on internal and external factors and relationships affecting our image and reputation, including those related to corporate citizenship and public policy issues significant to the company

Director Nomination Process

The N/G/PA Committee considers Board candidates suggested by Board members, management and shareholders. The N/G/PA Committee may also retain a third-party search firm to identify candidates. Shareholders wishing to submit candidates for election as directors must notify our Corporate Secretary in writing by delivering or mailing a notice to our principal executive offices at 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654. See "Our Annual Meeting of Shareholders – Our 2020 Annual Meeting of Shareholders – Other Shareholder Proposals to be Presented at our 2020 Annual Meeting" for further details regarding the procedures for submission of director nominations by shareholders.

The N/G/PA Committee makes an initial determination as to whether to conduct a full evaluation of a director candidate once he or she has been identified. This initial determination is based on whether additional Board members are necessary

or desirable. It is also based on whether, based on the information provided or otherwise available to the N/G/PA Committee, the prospective nominee is likely to satisfy the evaluation factors described below. If the N/G/PA Committee determines that additional consideration is warranted, it may request a third-party to gather additional information about the prospective director candidate. The N/G/PA Committee may also elect to interview a candidate.

Although the N/G/PA Committee does not have specific minimum qualifications that must be met for a prospective director candidate to be nominated, the N/G/PA Committee evaluates each prospective director candidate against the standards and qualifications set forth in our Corporate Governance Principles, including, but not limited to:

- Board skill needs, taking into account the qualifications and skills outlined on page 14 of this Proxy Statement and the experience of current Board members;
- the candidate's background, including demonstrated high standards of ethics and integrity, as well as the candidate's ability to work toward business goals with other Board members;
- diversity, including the extent to which the candidate reflects the composition of our constituencies;
- whether the candidate has sufficient time to effectively carry out the duties of a director;
- the candidate's qualifications as independent and ability to serve on various committees of the Board; and
- business experience, which should reflect a broad level of experience at the policy-making level.

Although the Board does not have a specific diversity policy, in evaluating potential director nominees, the N/G/PA Committee assesses whether the Board, collectively, represents diverse views, backgrounds and experiences that will enhance the Board's and our effectiveness. The N/G/PA Committee seeks directors who have qualities to achieve the goal of a well-rounded, diverse Board as a whole, including through the consideration of diversity in professional experience, skills, board tenure, race, ethnicity, gender and age.

After completing its evaluation process, the N/G/PA Committee makes a recommendation to the Board as to who should be nominated, and the Board determines the director nominees after considering the N/G/PA Committee's recommendations. The evaluation process for nominees recommended by shareholders does not differ from the process set forth above.

The 11 director nominees for election to the Board currently serve as members of the Board. All nominees, other than Ms. Lora and Mr. Ostfeld, were elected by shareholders at our 2018 Annual Meeting of Shareholders. The Board appointed Ms. Lora as a director of Conagra Brands effective as of January 4, 2019. Ms. Lora was first introduced to the N/G/PA Committee as a potential nominee by a third party search firm engaged by the Board to identify potential board candidates. The Board appointed Mr. Ostfeld as a director of Conagra Brands effective as of February 16, 2019. Mr. Ostfeld was first introduced to the N/G/PA Committee as a potential nominee by a shareholder.

The Board's Role in Risk Oversight

Our senior leadership is responsible for identifying, assessing, and managing our exposure to risk. A component of this work is performed through two management-led, Board-appointed committees: the Enterprise Risk Management Committee, which focuses on assessing and managing enterprise-wide risk, and the Risk Oversight Committee, which focuses on financial risk related to commodities, foreign currency, interest rate, credit, insurable risk, risk of loss and counterparty risk. The Board and its committees play an active role in overseeing management's activities and ensuring that management's plans are balanced from a risk/reward perspective. The Board and its committees perform this oversight through the following mechanisms.

Board-Level Discussion

Each fiscal year, the Board reviews and discusses our strategic plan and the longer-term risks and opportunities we face. The Board routinely receives reports from significant business units and functions, and these presentations include a discussion of the business, regulatory, compliance, operational, and other risks associated with planned strategies and tactics. The Board also receives an annual report regarding the activities of management's Enterprise Risk Management Committee and an annual succession planning presentation.

Audit / Finance Committee Oversight

The Audit / Finance Committee's charter requires it to review our processes for identifying and managing enterprise-wide risks facing the company, including, but not limited to, financial risks (such as derivative and treasury risks), cybersecurity and information technology risks, and operational risks, and to oversee our risks related to capital structure, including borrowing, liquidity, and allocation of capital. The Audit / Finance Committee also oversees our management of financial risks by, among other things, reviewing our significant accounting policies and the activities of management's Enterprise Risk Management Committee and Risk Oversight Committee, maintaining oversight of our Internal Audit function, holding regular executive sessions with our Chief Financial Officer, our Controller, our head of Internal Audit, and our independent auditors, and receiving regular legal and regulatory updates. Our management provides an enterprise risk management report to the Audit / Finance Committee on a semi-annual basis. The Chair of the Audit / Finance Committee reports to the Board on its activities.

Human Resources Committee Oversight

The HR Committee reviews the company's leadership development activities to ensure appropriate succession planning occurs and reviews the relationship between the company's compensation programs and risk. The Chair of the HR Committee reports to the Board on its activities. The HR Committee has also adopted a series of policies and practices to reduce risk in our compensation programs. These policies and practices include the following:

Annual Advisory Vote on Named Executive Officer Compensation	Consistent with our shareholders' preference, last indicated at the 2017 Annual Meeting of Shareholders, our shareholders are given an opportunity every year to vote, on an advisory basis, to approve our named executive officer compensation.
Stock Ownership Guidelines for Directors and Senior Leaders	Directors and senior leaders across the company are subject to stock ownership guidelines. All non-employee directors are expected to acquire and hold during their tenure shares of our common stock with a value of at least $500,000. Each senior leader across the company is subject to stock ownership guidelines equal to a multiple of that person's salary. Sean Connolly, our President and CEO, is required to own shares of our common stock having a value of at least six times his salary, and each of our other named executive officers is required to own shares of our common stock having a value of at least three or four times his or her salary.
Anti-Pledging / Hedging Policy	Our directors and executive officers, including our named executive officers, are prohibited from pledging their shares of company stock or hedging their ownership of company stock, including by trading in publicly-traded options, puts, calls, or other derivative instruments related to company stock or debt.
Clawback Policy	We have a clawback policy that requires excess amounts paid to any of our senior officers under our incentive compensation programs to be recovered in the event of a material restatement of our financial statements for fiscal 2013 or later fiscal years, when such restatement results from the fraudulent, dishonest or reckless actions of the senior officer.

Nominating, Governance and Public Affairs Committee Oversight

The N/G/PA Committee assists the Board in managing risks associated with Board organization, membership and structure. It also assists management in the oversight of reputational risks and key public affairs matters. The Committee reviews the company's policies and programs related to corporate citizenship, social responsibility and public policy issues, such as sustainability, environmental responsibility and philanthropic activities. The N/G/PA Committee also oversees the modest political activities of the company, including political contributions and lobbying expenditures, to ensure they focus on adding shareholder value and enhancing our position as a good corporate citizen. We publish a report of these activities on our website. The Chair of the N/G/PA Committee reports to the Board on its activities.

Because issues related to risk oversight often overlap, certain issues may be addressed at both the committee and Board level.

Investor Engagement

We conduct investor outreach throughout the year. Our efforts help ensure that management and the Board understand and consider the issues that matter most to our shareholders and allow us to effectively address them. Management regularly attends investor conferences and holds one-on-one meetings and calls with investors, and also has the opportunity to directly interact with investors and analysts during our quarterly earnings conference calls. Investors and analysts may email IR@conagra.com or call (312) 549-5002 to contact our Investor Relations Team.

In fiscal 2019, we hosted an Investor Day in Chicago, Illinois at which our management team presented information about our value creating opportunities following the completion of our acquisition of Pinnacle, including an update on our innovation slate, Pinnacle cost synergy opportunities and our long-term financial algorithm. A replay of this event is archived on our investor relations website at https://conagrabrandsinvestorday.com.

Corporate Governance Materials Available on Our Website

To learn more about our governance practices, you can review any of the following listed documents at http://www.conagrabrands.com/investor-relations/corporate-governance:

- Audit / Finance Committee Charter

- N/G/PA Committee Charter

- Code of Ethics for Senior Corporate Officers

- Procedures for bringing concerns or complaints to the attention of the Audit / Finance Committee

- Political Activity Disclosure

- HR Committee Charter

- Corporate Governance Principles

- Code of Conduct

- Procedures for communicating with the Board, our non-management directors as a group, or the Chairman of the Board

We promptly post updates to these documents on our website. The information on our website is not, however, and will not be deemed to be, a part of this Proxy Statement or incorporated by reference into any of our other filings with the SEC. These documents are also available in print to any shareholder who requests them from the Corporate Secretary.

How to Communicate With Us

We welcome opportunities to engage and receive feedback from our shareholders and other important stakeholders and believe that such engagement is critical to our effectiveness. You may contact any of our directors, any committee of the Board, our independent directors as a group, our Chairman of the Board, or the Board generally by writing to:

Conagra Brands Board of Directors
c/o Corporate Secretary, Conagra Brands, Inc.
222 Merchandise Mart Plaza, Suite 1300
Chicago, Illinois 60654

Communications are compiled by the Corporate Secretary and forwarded to the addressee(s). The Corporate Secretary routinely filters communications that are solicitations, consumer complaints, unrelated to Conagra Brands or its business, or determined to pose a possible security risk to the addressee.

You may also attend the 2019 Annual Meeting, reach out to our Shareholder Services line at (402) 240-4005 and share information with our Investor Relations team. See "Investor Engagement" above.

We encourage you to share your feedback by voting on the voting items described in this Proxy Statement. We are attuned to input from each of these sources and encourage your feedback.

How We Are Paid

We use a combination of cash and equity-based incentive compensation to attract and retain qualified candidates to serve on the Board. On an annual basis, the HR Committee recommends the non-employee director compensation program to the Board for approval. In setting director compensation, the HR Committee receives input from Frederic W. Cook, or FW Cook, its independent compensation consultant, on factors including the time commitment and skill level required to serve on the Board, as well as market practices. In addition, our Conagra Brands, Inc. 2014 Stock Plan places a limit on the equity awards that may be awarded to each non-employee director in any fiscal year.

A summary of non-employee director compensation for fiscal 2019 is set forth below.

Non-Employee Director Compensation – Other than the Chairman

The following table summarizes the compensation program for our non-employee directors other than the Chairman that was in effect during fiscal 2019. No changes were made to the compensation program described below from fiscal 2018 to fiscal 2019.

Annual Cash Retainer	$100,000 per year[1]
Annual Committee Chair Retainer[2]	$20,000 for each Committee Chair[1]
Meeting Fees	None, unless the director's attendance is required at more than a total of 24 Board and Committee meetings during a fiscal year. A fee of $1,500 is paid for each meeting attended and at which a director's attendance was required in excess of 24 meetings
Equity Compensation	A grant of restricted stock units, or RSUs, with a value equal to $150,000, effective on the first trading day of the fiscal year[3]

1 Directors who join the Board or who are elected as the Chair of a Committee after the start of a fiscal quarter receive a prorated retainer for that quarter based on the number of days served.
2 Excludes the Executive Committee. No retainer is paid for service to this Committee.
3 Directors who join the Board after the start of a fiscal year receive a prorated grant for that year based on the number of partial and full months served.

All non-employee directors (other than the Chairman) serving as of the first trading day of fiscal 2019 received 4,039 RSUs on May 29, 2018 (value of $150,000). Because of our proration policy, Mr. Arora received 3,422 RSUs on August 1, 2018 (value of $125,000), Ms. Lora received 2,841 RSUs on February 1, 2019 (value of $62,500) and Mr. Ostfeld received 2,228 RSUs on March 1, 2019 (value of $50,000).

The RSUs granted during fiscal 2019 vested or will vest one year from the date of grant and are subject to continued service during the entire term of the RSUs.

Vesting of the RSUs is accelerated in the event of death or permanent disability. If a director is no longer serving one year from the date of grant, vesting is prorated 25% for each fiscal quarter during which the director served for any amount of time. Dividend equivalents are paid on the RSUs at the regular dividend rate in shares of our common stock.

Non-Employee Director Compensation – Chairman

In lieu of the elements described above, the Chairman's compensation for fiscal 2019 consisted of a grant of RSUs with a value equal to $425,000, with the number of RSUs determined by dividing $425,000 by the average closing price of our common stock on the NYSE for the 30 trading days prior to the grant date of May 29, 2018. The material terms of the RSUs were identical to those described above for non-employee directors other than the Chairman.

Other Non-Employee Director Compensation Programs

In addition to the cash payments and equity awards described above, non-employee directors were entitled to participate in the following programs during fiscal 2019:

- Medical plan access was available to directors who were enrolled in the plan by December 22, 2014, with the cost of the premium borne entirely by the director. Directors who were not enrolled by that date were not eligible to participate;

- A matching gifts program was available to all non-employee directors. Conagra Brands matched up to $10,000 of a director's charitable donations made during the fiscal year. An additional $10,000 was paid to a designated charitable organization on Mr. Goldstone's behalf in recognition of his service and retirement; and

- A nonqualified deferred compensation plan was available to all non-employee directors. This plan provided non-employee directors the ability to defer receipt of their cash or stock compensation. This program did not provide above-market or preferential earnings (as defined by SEC rules).

Director Compensation Table – Fiscal 2019

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	All Other Compensation ($)[2]	Total ($)
Bradley A. Alford[3]	50,000	150,897	---	200,897
Anil Arora[4]	86,264	124,424	---	210,688
Thomas K. Brown	100,000	150,897	10,000	260,897
Stephen G. Butler	124,500	150,897	10,000	285,397
Thomas W. Dickson[3]	50,000	150,897	---	200,897
Steven F. Goldstone[3]	50,000	150,897	20,000	220,897
Joie A. Gregor	120,000	150,897	10,000	280,897
Rajive Johri	103,000	150,897	10,000	263,897
Richard H. Lenny	---	427,548	10,000	437,548
Melissa Lora[4]	39,286	60,797	---	100,083
Ruth Ann Marshall	126,000	150,897	10,000	286,897
Craig P. Omtvedt	101,500	150,897	10,000	262,397
Scott Ostfeld[4]	27,473	51,823	---	79,296

1 This column reflects the grant date fair value (computed in accordance with Financial Accounting Standards Board Accounting Standards Codification, or FASB ASC, Topic 718) of the stock awards made to non-employee directors during fiscal 2019. The number of RSUs granted to all directors (other than Messrs. Arora, Lenny and Ostfeld and Ms. Lora) was determined by dividing $150,000 by the average of the closing stock price of our common stock on the NYSE for the 30 trading days prior to the grant date. The number of RSUs granted to the other non-employee directors was determined by dividing the following target values by the average of the closing stock price of our common stock on the NYSE for the 30 trading days prior to the grant date: for Mr. Arora, $125,000; for Mr. Lenny, $425,000; for Mr. Ostfeld, $50,000; and for Ms. Lora, $62,500. At fiscal year-end, the aggregate number of outstanding stock awards and outstanding unexercised option awards held by each non-employee director was as set forth below:

Name	Outstanding Stock Awards Held at FYE (#)[a]	Outstanding Stock Options Held at FYE (#)
Bradley A. Alford	-	-
Anil Arora	3,475	-
Thomas K. Brown	4,126	-
Stephen G. Butler	4,126	-
Thomas W. Dickson	-	-
Steven F. Goldstone	-	233,095
Joie A. Gregor	4,126	-
Rajive Johri	4,126	-
Richard H. Lenny	11,691	20,153
Melissa Lora	2,841	-
Ruth Ann Marshall	4,126	13,436
Craig P. Omtvedt	4,126	-
Scott Ostfeld	2,228	-

a Includes dividend equivalents accrued on RSUs as follows: 53 for Mr. Arora; 247 for Mr. Lenny; 0 for Ms. Lora; 0 for Mr. Ostfeld; and 87 for each of the other non-employee directors.

2 The amount reported reflects the amount paid to a designated charitable organization on the director's behalf under the matching gifts program. An additional $10,000 was paid to a designated charitable organization on Mr. Goldstone's behalf in recognition of his service and retirement.

3 Messrs. Alford, Dickson and Goldstone ceased serving on the Board as of September 20, 2018 and they vested in 50% of their respective outstanding RSU awards due to their departure.

4 Mr. Arora joined the Board effective as of July 17, 2018, Ms. Lora joined the Board effective as of January 4, 2019, and Mr. Ostfeld joined the Board effective as of February 16, 2019. With the approval of the Board, Mr. Ostfeld has assigned his compensation for Board services to JANA Partners LLC.

Director Stock Ownership Requirements

The Board has adopted stock ownership requirements for its non-employee directors. All non-employee directors, including the Chairman, are expected to acquire and hold shares of common stock of Conagra Brands during their tenure with a value of at least $500,000. All directors must acquire this ownership level within five years following their first election to the Board. Shares personally acquired by the non-employee directors through open market purchases or the vesting of RSUs, and shares acquired upon the deferral of fees, are counted toward the ownership requirement. Unexercised stock options are not counted. Prior to meeting the guideline, non-employee directors agree not to sell any shares of company common stock until they have reached the guideline. All of our Board members meet the stock ownership guidelines or have followed the retention requirements.

VOTING ITEM #2

Ratification of the Appointment of Our Independent Auditor for FY2020

 THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL 2020.

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The Audit / Finance Committee has sole authority to appoint, retain, compensate, oversee and terminate our independent auditor. In addition, the Committee evaluates and ensures the rotation of the lead audit partner at our independent auditor and will, if it deems it advisable, consider the rotation of the audit firm.

The Audit / Finance Committee has appointed KPMG LLP, an independent registered public accounting firm, as our independent auditor for fiscal 2020 to conduct the audit of our financial statements. KPMG LLP has conducted the audits of our financial statements since fiscal 2006. The Audit / Finance Committee and the Board request that the shareholders ratify this appointment.

Representatives from KPMG LLP are expected to be present at the 2019 Annual Meeting. The representatives will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.
In the event that shareholders do not ratify the appointment of KPMG LLP as our independent auditor, the Audit / Finance Committee will reconsider the appointment. Even if the appointment of KPMG LLP is ratified, the Audit / Finance Committee may appoint a different independent auditor at any time if, in its discretion, it determines that such a change would be in the company's and its shareholders' best interests.

Fees billed by KPMG LLP for services provided for fiscal years 2019 and 2018 were as follows:

	Fiscal 2019 ($)	Fiscal 2018 ($)
Audit Fees	7,108,000	4,953,000
Audit-Related Fees	73,000	84,000
Tax Fees	13,000	19,000
All Other Fees	–	–
Total Fees	7,194,000	5,056,000

Audit Fees Audit fees consist of the audits of our annual financial statements, the reviews of our quarterly financial statements and foreign statutory audits. Amount for fiscal 2019 includes audit fees related to the acquisiton of Pinnacle and related financings.

Audit-Related Fees In fiscal years 2019 and 2018, audit-related fees consisted of a pension plan audit as well as other attestation services.

Tax Fees In fiscal years 2019 and 2018, tax fees consisted of tax consultation and tax compliance services.

The Audit / Finance Committee pre-approves all audit and non-audit services performed by our independent auditor. The Audit / Finance Committee will periodically grant a general pre-approval of categories of audit and non-audit services. Any other services must be specifically approved by the Audit / Finance Committee, and any proposed services exceeding pre-approved cost levels must be specifically pre-approved by the Audit / Finance Committee. In periods between Audit / Finance Committee meetings, the Chairman of the Audit / Finance Committee has been delegated authority from the Audit / Finance Committee to pre-approve additional services; any such pre-approvals are subsequently communicated to the full Audit / Finance Committee at its next meeting.

The Audit / Finance Committee approved 100% of the services performed by KPMG LLP that were billed as Audit Fees, Audit-Related Fees and Tax Fees during fiscal years 2019 and 2018.

Audit / Finance Committee Report

The Audit / Finance Committee assists the Board in fulfilling its oversight responsibilities by reviewing (1) the integrity of the financial statements of the company, (2) the qualifications, independence and performance of the company's independent auditor and internal audit department, (3) compliance by the company with legal and regulatory requirements, and (4) the company's financing strategies and capital structure. The Audit / Finance Committee acts under a written charter, adopted by the Board, a copy of which is available on our website.

Management is responsible for the company's financial reporting process and internal controls. Our independent auditor is responsible for performing an independent audit of the company's consolidated financial statements, issuing an opinion on the conformity of those audited financial statements with generally accepted accounting principles and assessing the effectiveness of the company's internal control over financial reporting. The Audit / Finance Committee oversees the company's financial reporting process and internal controls on behalf of the Board.

The Audit / Finance Committee has sole authority to appoint, retain, compensate, oversee and terminate our independent auditor. The Audit / Finance Committee reviews the company's annual audited financial statements, quarterly financial statements and other filings with the SEC. The Audit / Finance Committee reviews reports on various matters, including: (1) critical accounting policies of the company; (2) material written communications between our independent auditor and management; (3) our independent auditor's internal quality-control procedures; (4) significant changes in the company's selection or application of accounting principles; and (5) the effect of regulatory and accounting initiatives on the financial statements of the company. The Audit / Finance Committee also has the authority to conduct investigations within the scope of its responsibilities and to retain legal, accounting and other advisors to assist the Audit / Finance Committee in its functions.

During the last fiscal year, the Audit / Finance Committee met and held discussions with representatives of Conagra Brands' management, its internal audit staff, and KPMG LLP, Conagra Brands' independent auditor. Representatives of financial management, the internal audit staff, and our independent auditor have unrestricted access to the Audit / Finance Committee and periodically meet privately with the Audit / Finance Committee. The Audit / Finance Committee reviewed and discussed with the company's management and KPMG LLP the audited financial statements contained in the company's Annual Report on Form 10-K for the fiscal year ended May 26, 2019.

The Audit / Finance Committee also discussed with our independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board regarding our independent auditor's communications with the Audit / Finance Committee, as well as by SEC regulations. The Audit / Finance Committee also reviewed and discussed with KPMG LLP its independence and, as part of that review, received the written disclosures and the letter from KPMG LLP required by applicable professional and regulatory standards relating to KPMG LLP's independence from the company, including those of the Public Company Accounting Oversight Board. The Audit / Finance Committee also considered whether the provision of non-audit services provided by KPMG LLP to the company during fiscal 2019 was compatible with the auditor's independence.

Based on these reviews and discussions and the report of our independent auditor, the Audit / Finance Committee recommended to the Board, and the Board approved, that the audited financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended May 26, 2019 for filing with the SEC.

Conagra Brands, Inc. Audit / Finance Committee

| Anil Arora | Thomas K. Brown | Stephen G. Butler, Chair |
| Melissa Lora | Craig P. Omtvedt | |



VOTING ITEM #3

Approval, on an Advisory Basis, of Our Named Executive Officer Compensation

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **"FOR"** THE RESOLUTION APPROVING OUR NAMED EXECUTIVE OFFICER COMPENSATION.

Consistent with our shareholders' preference, last indicated at our 2017 Annual Meeting of Shareholders, we give our shareholders an opportunity to vote, on an advisory basis, to approve the compensation of our named executive officers on an annual basis. This vote is pursuant to Section 14A of the Securities Exchange Act of 1934. This vote is not intended to address any specific item of our compensation program, but rather to address our overall approach to our named executive officer compensation as we have described it in the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement, beginning on pages 35 and 59, respectively.

Our executive compensation program is designed to reward performance, drive focus, engagement and execution, support our business strategies, discourage excessive risk-taking, make us competitive with other organizations for top talent, and align the interests of our executive officers with the long-term interests of our shareholders. A few notable items associated with our fiscal 2019 program include the following:

- Consistent with our pay-for-performance philosophy, more than two-thirds of our named executive officers' targeted fiscal 2019 compensation was tied to company performance. For our CEO, incentive compensation represented 91% of his total compensation opportunity. For our other named executive officers, incentive compensation represented approximately 80% of their total opportunity on average.

- Our fiscal 2019 Annual Incentive Plan funded and paid out slightly below target for each named executive officer, aligned with our mixed performance during the year.

- The fiscal 2017 to 2019 cycle of our performance share plan concluded in fiscal 2019 with payouts at levels slightly above target for each named executive officer, aligned with the impactful transformation accomplished over the last three years.

- Multiple performance metrics are utilized in our plans and programs to discourage excessive risk-taking. Our program's design does not encourage excessive focus on a single performance goal to the detriment of other measures of success.

- Substantial stock ownership requirements ensure that our senior executives maintain a significant stake in our long-term success. They may not hedge or pledge their stock.

- Our clawback policy allows recovery of certain incentive compensation payments from executives in the event of a material restatement of our financial statements resulting from their fraudulent, dishonest, or reckless actions.

- We design our compensation programs to motivate our executives to win regardless of marketplace or macroeconomic dynamics and to achieve our fundamental objectives of creating sustainable, profitable growth and long-term value for our shareholders.

Since we began seeking a shareholder vote on our named executive officer compensation, shareholders have exhibited strong support of our executive compensation program. In each of the past four fiscal years, we have received over 94% approval on this voting item.

We are asking our shareholders to once again indicate their support for our named executive officer compensation as described in this Proxy Statement. Accordingly, we are asking our shareholders to vote to approve the following resolution:

"RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and narrative discussion in this Proxy Statement, is hereby APPROVED."

While this vote is advisory and not binding on our company, the Board and its HR Committee value the opinions of our shareholders and expect to consider the outcome of the vote, along with other relevant factors, when considering named executive officer compensation in the future. We expect to hold our next advisory vote at our 2020 Annual Meeting.

The Board of Directors recommends a vote "FOR" the resolution approving our named executive officer compensation.

Compensation Discussion and Analysis

Introduction

At Conagra Brands, our fundamental objectives are to create sustainable, profitable growth and long-term value for our shareholders. Management sets our annual and long-term business goals to support attainment of these objectives. The Board's HR Committee (in this section, the Committee), designs and oversees our executive compensation program to promote achievement of our goals.

This Compensation Discussion and Analysis describes and analyzes our executive compensation program. Specifically, we describe and analyze the program's application to the executive officers listed in the Summary Compensation Table; these are our "named executive officers." For fiscal 2019, or FY19, which began on May 28, 2018 and ended on May 26, 2019, our named executive officers were:

Name	Title
Sean M. Connolly	Chief Executive Officer and President
David S. Marberger	Executive Vice President and Chief Financial Officer
Colleen R. Batcheler	Executive Vice President, General Counsel and Corporate Secretary
Thomas M. McGough	Executive Vice President and Co-Chief Operating Officer
Darren C. Serrao	Executive Vice President and Co-Chief Operating Officer

On October 23, 2018, the Board appointed Messrs. McGough and Serrao to the positions they currently hold. From May 28, 2018 through October 22, 2018, Mr. McGough served as President of our operating segments and Mr. Serrao served as our Executive Vice President and Chief Growth Officer.

We have provided a summary of our fiscal 2019 executive compensation program and fiscal 2019 performance in the "Executive Summary" below. For more complete information on the program and the Committee's processes related to the program, we encourage you to read this entire Compensation Discussion and Analysis.

Executive Summary

Our executive compensation program is designed to encourage and reward behavior that promotes attainment of our annual and long-term goals. In turn, those goals are designed to lead to sustainable, profitable growth and long-term shareholder value. The elements of our fiscal 2019 executive compensation program were as follows:

Base Salary and Benefits

A fixed compensation program with salaries reviewed annually and adjusted as appropriate (as further described below). Benefit packages that are market competitive and generally broad-based in the company.

Annual Incentive Program

A cash-based annual incentive program based on a single year of performance results. Performance measures are aligned to our annual operating plan. Payouts in fiscal 2019 could range from 0% to 200% of target. Fiscal 2019 awards were based on two weighted metrics:

75% Weighting: Earnings before interest and taxes, adjusted for items impacting comparability (EBIT); and

25% Weighting: Net sales, adjusted for items impacting comparability (net sales).

Long-Term Incentive Program

A stock-based incentive program based on multi-year results and service.

Performance Shares – 75% of Opportunity

· Opportunity to earn shares of our common stock if we achieve pre-set performance goals over a three-year period.

· Performance measures:

  · Adjusted Diluted EPS: Diluted earnings per share from continuing operations, adjusted for items impacting comparability

  · EBITDA Return on Invested Capital (defined below)

  · Adjusted Diluted EPS CAGR (EPS CAGR): The compound annual growth rate of our Adjusted Diluted EPS

· Payouts could range from 0% to 200% of target.

Restricted Stock Units – 25% of Opportunity

· Opportunity to earn shares of our common stock if the employee generally remains with Conagra over the three-year vesting period of the award.

· Rewards stock price appreciation and tenure.

One-Time Performance-Based Awards

In fiscal 2019, the executive compensation program included a one-time grant of performance-based restricted stock units (PBRSUs). These awards provide an opportunity to earn shares of our common stock based on our total shareholder return (TSR) from the date of grant — April 15, 2019 — to the end of fiscal 2022. Vesting is contingent upon the achievement of rigorous absolute TSR hurdles and relative TSR performance compared to the median of the S&P 500 Index. Awards that vest are subject to a maximum value cap regardless of performance levels.

Fiscal 2019 Highlights

Fiscal 2019 was another important year in our transformation. The year was filled with accomplishments, and the acceleration of the next wave of change at Conagra Brands. Of particular note, we acquired Pinnacle Foods Inc. during fiscal 2019. Pinnacle's well-known brands include Birds Eye, Duncan Hines, Earth Balance, EVOL, Gardein, Glutino, Hungry-Man, Log Cabin, Tim's Cascade Snacks, Udi's, Vlasic and Wish-Bone, among others. As a result, **we are now the fourth largest food company in the United States, generating approximately $11 billion in annualized revenues**.

We set rigorous operating goals for the year that were communicated to investors and incorporated into our compensation programs. Ultimately, our performance had bright spots and a few areas that fell short of our plans:

Organic Net Sales Growth: **Below Guidance**	Adjusted Operating Margin: **Met Guidance**	Adjusted Diluted EPS: **Slightly Below Guidance**
Free Cash Flow: **Exceeded Guidance**	Deleveraging Plan: **On Track**	Pinnacle Synergy Capture: **On Track**

We accomplished the following:

- **Organic Net Sales Growth:** Fiscal 2019 was our second consecutive year of organic net sales growth. A robust innovation slate across frozen foods and snacks helped drive strong consumption trends in both businesses.

- **Operating Margin Expansion**: Our adjusted operating margin grew again in fiscal 2019. We delivered operating margin of 12.4% and adjusted operating margin of 15.4%[1], in line with our guidance to investors.

- **Building Culture**: During fiscal 2019, we continued our work to cultivate an energized and enthusiastic team of employees who bring an externally focused, entrepreneurial spirit to their work every day.

- **Portfolio Changes**: In addition to acquiring Pinnacle during fiscal 2019, we completed the divestiture of several smaller, non-core business: our Wesson oil business, our Del Monte business in Canada, and Gelit, our Italian-based frozen pasta business.

- **Deleveraging**: We stayed on track against our deleveraging targets during fiscal 2019. We reduced our debt by $886 million between the closing of the Pinnacle acquisition and the end of fiscal 2019.

- **Capital Returned to Shareholders**: We paid $356.2 million in cash dividends during fiscal 2019.

Fiscal 2019 also concluded a three-year period of significant, impactful change at Conagra Brands. During this period, we transformed our portfolio through meaningful brand renovation, new product innovation, the Pinnacle acquisition, the spin-off of Lamb Weston into a separate, independent, publicly-traded company, and the execution of a series of smaller acquisitions and divestitures. We brought our organic net sales growth rate from declining to nearly flat and then to growth in each of the last two fiscal years. In addition, over the three fiscal years ended in fiscal 2019, we grew adjusted diluted EPS, expanded adjusted operating margin and returned nearly $3.1 billion to shareholders, through dividends and share repurchases.

Fiscal 2019 Pay Outcomes

As more fully described in this Compensation Discussion and Analysis, as a result of the outcomes summarized above, our named executive officers, including our Chief Executive Officer, received Annual Incentive Plan payouts at levels slightly below target for fiscal 2019. In addition, the named executive officers each received long-term incentive payouts under the fiscal year 2017 through fiscal year 2019 cycle of the performance share plan slightly above target.

The Committee believes that its fiscal 2019 compensation decisions appropriately reflect its pay-for-performance philosophy. This philosophy is focused on compensating executives based on actual company performance and aligning management's interests with those of our shareholders.

1 A reconciliation of this non-GAAP measure to the most directly comparable GAAP measure is included in Appendix A to this Proxy Statement.

Below is a more detailed analysis of the fiscal 2019 compensation program for our named executive officers, as well as actual fiscal 2019 payouts under the programs.

Our Fiscal 2019 Executive Compensation Program

For fiscal 2019, the Committee created an executive compensation program with multiple elements:

Fixed Compensation	Incentive Compensation
· Base Salary	· Fiscal 2019 Annual Incentive Plan (cash settled)
· Health and Welfare Benefits	· Long-Term Incentive Plan (stock settled)
· Retirement Benefits	· One-Time Performance Based Award (stock settled)

The Committee's use of a mix of compensation types (salary, benefits, cash incentives and equity-based incentives) and a mix of performance periods (single year and multi-year) was intended to promote behavior consistent with our long-term strategic plan and minimize the likelihood of executives having significant motivation to pursue risky or unsustainable results.

In designing this compensation program, the Committee thus sought to encourage and reward behavior that promotes attainment of our annual and long-term goals and that would lead to sustainable growth in shareholder value. In particular, the Committee focused on:

· Aligning compensation programs, policies and practices to our company's vision, mission and values;

· Being market competitive, but emphasizing variable compensation to differentiate our program from that of peers;

· Determining pay mix based on executive position;

· Providing a compensation structure that groups positions based on impact to the company;

· Affording opportunities and flexibility in pay positioning to ensure fair and equitable compensation and room for growth; and

· Recognizing and differentiating based on individual, team and company performance.

With respect to each individual named executive officer, the Committee also considered the following:

Mr. Sean Connolly

Mr. Connolly has served as our Chief Executive Officer and as a member of the Board since April 2015. The Committee believes that within our company, Mr. Connolly should have the largest aggregate compensation opportunity due to his level of responsibility and business experience. The Committee also believes Mr. Connolly should have the greatest proportion of his compensation opportunity at-risk. External market data supports this conclusion. For fiscal 2019, consistent with this belief, the independent directors set Mr. Connolly's compensation opportunities at a level higher than the comparable opportunities for the other named executive officers. The Committee considered Mr. Connolly's accountability for the performance of the entire organization as well as the terms and requirements of his employment agreement and letter agreement.

Mr. David S. Marberger	Mr. Marberger has served as our Executive Vice President and Chief Financial Officer since August 2016. As Chief Financial Officer, Mr. Marberger is our Principal Financial Officer, leads all Finance functions for the company, heads our Investor Relations department and has accountability for the Information Technology function. During fiscal 2019, Mr. Marberger also assumed responsibility for our M&A function. The Committee considered the broad scope of Mr. Marberger's responsibilities, his previous experience as a Chief Financial Officer, his in-depth knowledge of the food industry, internal pay equity, and external market data in setting his compensation for fiscal 2019.
Ms. Colleen R. Batcheler	Ms. Batcheler has served as our Executive Vice President, General Counsel and Corporate Secretary since September 2009 and as Senior Vice President, General Counsel and Corporate Secretary since February 2008. She joined the company in 2006. When setting Ms. Batcheler's compensation for fiscal 2019, the Committee considered Ms. Batcheler's demonstrated results as an advisor to the organization on legal, governance, and policy matters over multiple years, the significant initiatives facing the company during fiscal 2019, internal pay equity, and external market data.
Mr. Thomas M. McGough	Mr. McGough has served as our Executive Vice President and Co-Chief Operating Officer since October 2018 and served as the President of our operating segments from May 2013 to October 2018. His new role coincided with the completion of our acquisition of Pinnacle, and the related addition of nearly $3 billion of annualized sales. He joined the company in 2007 as Vice President, Marketing, and progressed through our branded food organization quickly, being named President, Specialty Foods, in August 2010 and then President, Grocery Products in July 2011. The Committee considered the scope of Mr. McGough's responsibilities, the dynamic marketplace facing the branded food business, internal pay equity, and external market data in setting his compensation for fiscal 2019.
Mr. Darren C. Serrao	Mr. Serrao has served as our Executive Vice President and Co-Chief Operating Officer since October 2018 and served as our Executive Vice President and Chief Growth Officer from August 2015 to October 2018. His new role coincided with the completion of our acquisition of Pinnacle, and the related addition of nearly $3 billion of annualized sales. As head of our Growth Center of Excellence, Mr. Serrao led our insights, innovation, research and development, and marketing teams. In setting Mr. Serrao's compensation for fiscal 2019, the Committee considered his broad responsibility in the organization and the importance of innovation in our strategic plan. The Committee also considered internal pay equity and external market data.

The unique roles, contributions and tenure of our named executive officers had a meaningful impact on their total fiscal 2019 compensation opportunity. A consistent theme across our named executive officers, however, is that by design, targeted incentive compensation for fiscal 2019 was a significant percentage of the total compensation opportunity. The Committee's general policy is to provide the greatest percentage of the incentive opportunity in the form of long-term compensation payable in shares of our common stock. The Committee believes that the emphasis on stock-based compensation is the best method of aligning management interests with those of our shareholders.

The charts on the next page show the total compensation opportunity (calculated using base salary rate, targeted fiscal 2019 Annual Incentive Plan award, and targeted long-term incentive value) for Mr. Connolly and for our other named executive officers as a group.



FY19 CEO Compensation Mix (at Target)

- Salary 9%
- Annual Incentive 14%
- Long-Term Incentive 77%

Incentive Compensation 91%



FY19 Named Executive Officers (excluding CEO) Compensation Mix (Average, at Target)

- Salary 20%
- Annual Incentive 19%
- Long-Term Incentive 61%

Incentive Compensation 80%

No named executive officer played a direct role in his or her own compensation determination for fiscal 2019. More detail on each fiscal 2019 compensation element follows.

Base Salaries

We pay salaries to our named executive officers to provide them with a base level of fixed income for services rendered. On average, 20% of the total fiscal 2019 compensation opportunity for each named executive officer, other than the Chief Executive Officer, was provided in the form of base salary. For Mr. Connolly, our Chief Executive Officer, 9% of his total compensation opportunity was provided in the form of base salary. For more information on Mr. Connolly's base salary, see "Agreements with Named Executive Officers – Agreement with Mr. Connolly" below.

A summary of the salaries of our named executive officers is set forth below.

Name	Final Fiscal 2019 Base Salary Rate ($)	Total Increase from Fiscal 2018 (%)	Percent of Target Total Direct Compensation (%)
Mr. Connolly	1,200,000	4.3	9
Mr. Marberger	689,000	6.0	20
Ms. Batcheler	540,750	-	18
Mr. McGough	669,500	-	20
Mr. Serrao	610,000	20.8	21

In fiscal 2019, the Committee approved the following base salary increases for our named executive officers:

- for Mr. Connolly, from $1,150,000 to $1,200,000, as negotiated under the terms of his letter agreement;
- for Mr. Marberger, from $650,000 to $689,000 to recognize his internal and external impact, including his expanded responsibility for the M&A function and to provide more market-competitive compensation; and

- for Mr. Serrao, from $505,000 to $565,600 in recognition of his impact as our Chief Growth Officer and giving consideration to internal equity. Later in fiscal 2019, effective December 17, 2018, the Committee approved an additional base salary increase for Mr. Serrao to $610,000. This increase aligned his salary more closely to the market median for his new role of Co-Chief Operating Officer.

Please see the section above entitled "Our Fiscal 2019 Executive Compensation Program" for discussion of the other factors the Committee considered when determining the salaries of each of the named executive officers.

Incentive Programs

We use incentive programs to closely align management compensation with company performance. Our incentive programs reward the achievement of our annual operating plan and our long-term strategic plan. For fiscal 2019, opportunities under these programs combined to represent approximately 91% of Mr. Connolly's compensation opportunity. For each named executive officer other than the Chief Executive Officer, targeted incentive compensation for fiscal 2019 was approximately 80% of the total compensation opportunity on average.

We provide details of our incentive programs below. Financial targets disclosed in these discussions are done so in the limited context of our incentive plans; they are not statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements to other contexts.

Annual Incentive Plan

The fiscal 2019 Annual Incentive Plan, or FY19 AIP, provided a cash incentive opportunity to approximately 4,800 employees, including our named executive officers. We have regularly provided an annual incentive opportunity to a broad group of employees, to reinforce a sense of ownership across our company and drive and sustain a pay-for-performance culture.

At the start of fiscal 2019, the Committee approved fiscal 2019 EBIT and fiscal 2019 net sales (in each case subject to adjustment, as appropriate, for items impacting comparability of results) as the funding metric for the FY19 AIP.

The Committee selected these two goals, with EBIT weighted 75% in the plan and net sales weighted 25%, in recognition of the importance of sustained profit and net sales growth in the company's annual operating plan. The role of net sales in the FY19 AIP was a change from the fiscal 2018 Annual Incentive Plan, or FY18 AIP. In fiscal 2018, net sales was a "kicker" metric in the FY18 AIP. Achieving a pre-set level of net sales growth above operating plan levels allowed management to earn an incremental incentive. As a result of the "kicker" design, under the fiscal 2018 AIP, payouts could reach 220% of target. Under the fiscal 2019 AIP, net sales became a primary metric and the total payout opportunity for participants was reduced to 200% of targeted awards.

The net sales and EBIT goals set for the FY19 AIP were as follows:

EBIT and Net Sales Matrix. The Committee developed EBIT and net sales goals to align with threshold, target and maximum incentive opportunities. Our EBIT and net sales performance would result in a pool that could fund payouts in the range from 0% to 200% of target.

Metric	Weighting	Threshold (25% Payout)	Target (100% Payout)	Maximum (200% Payout)
EBIT	75%	$1,140.3 million	$1,341.5 million	$1,542.7 million
Net Sales	25%	$7,653.4 million	$8,056.2 million	$8,459.0 million

For our named executive officers, our AIP historically used a framework that positioned awards to potentially qualify as tax deductible "performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code. This framework used an overarching performance goal and underlying performance goals. Because the "performance-based compensation" exemption under Section 162(m) of the Code has been repealed (subject to limited transition relief), effective for taxable years beginning after December 31, 2017, we discontinued this framework for fiscal 2019. Please refer to our discussion under "Additional Information on Compensation Practices – Tax and Accounting Implications of the Committee's Compensation Decisions" for more information.

Shortly after the start of fiscal year 2019, we entered into a definitive agreement to acquire Pinnacle Foods. The transaction was completed late in the second fiscal quarter of fiscal 2019. To incent management to maintain its focus on the pre-acquisition Conagra Brands portfolio (i.e., legacy Conagra) while simultaneously learning more about and integrating the Pinnacle business, the Committee elected to maintain the original FY19 AIP design and metrics. In lieu of modifying the FY19 AIP performance goals to account for the newly acquired Pinnacle business, the Committee made the decision to measure FY19 AIP performance by looking at organic net sales and legacy Conagra EBIT.

Individual Payout Opportunities. In addition to setting the financial goals for the FY19 AIP, the Committee set corresponding target AIP opportunities for each named executive officer, measured as a percentage of his or her base salary for fiscal 2019. The following table shows the ranges of authorized payments (expressed as a percentage of base salary) for the named executive officers upon achievement of the EBIT and net sales goals approved for the FY19 AIP. No portion of the incentive was guaranteed.

Named Executive Officer	Threshold AIP Award	Target AIP Award	Maximum AIP Award
Mr. Connolly	38% of salary	150% of salary	300% of salary
Mr. Marberger	25% of salary	100% of salary	200% of salary
Ms. Batcheler	25% of salary	100% of salary	200% of salary
Mr. McGough	25% of salary	100% of salary	200% of salary
Mr. Serrao	23% of salary	90% of salary	180% of salary

For fiscal 2019, Mr. Marberger's target AIP award was increased from 90% of base salary to 100% of base salary in recognition of his internal and external impact, internal equity and to more closely align his pay with market data. The targets for the remaining named executive officers remained unchanged from fiscal 2018. Please see the section above entitled "Our Fiscal 2019 Executive Compensation Program" for discussion of the factors the Committee considered when determining the target AIP awards of each of the named executive officers.

Fiscal 2019 Results. As discussed above, our results were mixed in fiscal 2019. Our organic net sales growth fell short of our plans but stayed positive for the second consecutive year. Operating margins expanded beyond our expectations in the year, but several marketplace and operational headwinds negatively impacted our ability to fully achieve our EPS targets. For FY19 AIP purposes, the Committee determined that legacy Conagra achieved fiscal 2019 EBIT of $1,327.2 million and fiscal 2019 adjusted net sales of $7,868.4 million. Formulaically, these results provided for a payout equal to 95.1% of target.

Metric	FY19 Target ($)	FY19 AIP Results ($)	Funding Level
EBIT (as adjusted)	1,341.5 million	$1,327.2 million	98.5% of Target
Net Sales (as adjusted)	8,056.2 million	$7,868.4 million	84.6% of Target

Once the performance metrics review was complete, the Committee considered the manner in which management executed the operating plan during the year to determine if any adjustments were necessary to the overall payout. The FY19 AIP permitted the Committee to increase or decrease the pool funding level by an amount, up to 15% of target, based on how the company achieved its business results. Reflecting on the many operational and strategic accomplishments from the year, and the company's underperformance versus some of its financial targets, Mr. Connolly recommended, and the Committee agreed, to decrease the overall pool funding by 5 percentage points. The Committee determined the financial performance results for fiscal 2019, prior to the assessment of individual performance, warranted a payout level for all AIP participants equal to 90.1% of target.

Determination of Individual Named Executive Officer Awards. The Committee's final step was to determine each named executive officer's individual payout under the FY19 AIP. This process involved an assessment of the individual's target award, company performance against the performance goals and each executive's individual performance. The Committee considered the factors set forth above under the heading "Our Fiscal 2019 Executive Compensation Program"

when determining named executive officer payouts under the FY19 AIP, including the application of those factors during fiscal 2019. Mr. Connolly's input on the individual contribution of these leaders, and his recommendations on program payouts, also assisted the Committee in approving specific AIP payouts. The full Board's performance evaluation of Mr. Connolly was used in determining his payout. Ultimately, the Committee decided that each named executive officer should be compensated equally under the FY19 AIP, at the funded level. The Committee believes that the AIP awards paid to the named executive officers for fiscal 2019 are consistent with the level of accomplishment by the company and each named executive officer during the year.

Named Executive Officer	Target Opportunity ($)	Actual AIP Payout ($)	Actual Payout as a % of Target Opportunity (%)
Mr. Connolly	1,788,462	1,611,404	90.1
Mr. Marberger	683,000	615,383	90.1
Ms. Batcheler	540,750	487,216	90.1
Mr. McGough	669,500	603,220	90.1
Mr. Serrao	517,555	466,317	90.1

To incent management to make decisions that have positive long-term impacts, even at the expense of shorter-term results, and to prevent unusual gains and losses from having too great of an impact on plan payouts in any year, the Committee retained discretion in the FY19 AIP to exclude items impacting comparability from company-wide results and adjust actual results for specific items that occurred during the fiscal year. The use of adjustments approved by the Committee and applicable to the fiscal 2019 EBIT and net sales growth metrics is described below under "Additional Information on Compensation Practices – Use of Adjustments in Incentive Programs."

Fiscal 2020 Annual Incentive Plan. At the start of fiscal 2020, the Committee approved operating income, net sales, and free cash flow (in each subject to adjustment, as appropriate, for items impacting comparability of results) as the funding metrics for the fiscal 2020 Annual Incentive Plan.

Long-Term Incentive Overview

The Committee firmly believes in aligning the interests of our senior leaders with those of our shareholders. The significant extent to which equity is included in our named executive officers' compensation opportunity evidences this belief.

For fiscal 2019, the long-term incentive program was intended to:

· provide variable, competitive compensation based on long-term company performance;

· incent and reward leaders who have the greatest ability to drive long-term company success; and

· reward participants for desired results that align with shareholder value creation.

The fiscal 2019 program for the named executive officers initially included two elements: an award of performance shares that are settled in shares of common stock, and an award of service-based restricted stock units (RSUs). Combined, these two awards comprise the company's core long-term incentive program. As further described below, in April 2019, the named executive officers and a very limited group of other senior officers of the company received a one-time grant of PBRSU awards. The PBRSUs are not a recurring element of our named executive officer compensation or standard long-term incentive plan. As such, the majority of this portion of the Compensation Discussion and Analysis focuses on the performance shares and RSUs. The PBRSU grants are discussed below, under "Performance-Based Restricted Stock Unit Award".

When the Committee sets long-term incentive opportunities in the core program for our named executive officers, it does so using a value-based approach. At the start of fiscal 2019, each named executive officer was provided a total targeted grant

value based on the considerations set forth above in the section entitled "Our Fiscal 2019 Executive Compensation Program." 75% of this total targeted value was delivered in the form of a performance share grant, and 25% of this total targeted value was delivered in the form of a RSU grant. Targeted values were converted into grant sizes by dividing the dollar value of the targeted opportunity by the average of the closing market price of our common stock on the NYSE for the 10 trading days prior to the grant date, but not including the grant date. The aggregate target opportunities for fiscal 2019 long-term incentive awards (in the core program) for the named executive officers were as follows:

Named Executive Officer	Target Opportunity ($)
Mr. Connolly	7,500,000
Mr. Marberger	1,600,000
Ms. Batcheler	1,600,000
Mr. McGough	1,600,000
Mr. Serrao	1,200,000

Mr. Connolly's target long-term incentive award increased from $6,750,000 to $7,500,000 in fiscal 2019 in connection with the terms of his letter agreement. Other than Mr. Connolly's increased target opportunity, no changes were made from the named executive officers' target long-term incentive program awards from fiscal 2018. In December 2018, the Committee determined that Mr. Serrao's aggregate long-term incentive opportunity should be increased from $1,200,000 to $1,600,000 to reflect his new role as Co-Chief Operating Officer. This increase was implemented in connection with Mr. Serrao's fiscal 2020 long-term incentive program grants. Each element of the long-term incentive plan used in fiscal 2019 is discussed more fully below. This section covers the core long-term incentive program (i.e., performance shares and RSUs) and the PBRSU grant made during fiscal 2019.

Restricted Stock Units

RSUs generally represent the right to receive a defined number of shares of our common stock after completing a period of service established at the grant date. RSUs encourage long-term commitment to the company.

In general, all RSUs granted in fiscal 2019 vest in full on the third anniversary of the date of grant, subject to the executive's continued employment with us. Awards granted in fiscal 2019 are not entitled to dividend equivalents.

The number of RSUs granted to each named executive officer pursuant to the fiscal 2019 long-term incentive program is set forth below.

Named Executive Officer	RSUs Granted During Fiscal 2019
Mr. Connolly	52,109
Mr. Marberger	11,150
Ms. Batcheler	11,150
Mr. McGough	11,150
Mr. Serrao	8,363

The Committee considered the factors set forth above under the heading "Our Fiscal 2019 Executive Compensation Program" when determining grant sizes by individual. Grants to the named executive officers other than Mr. Connolly were made on July 17, 2018. Mr. Connolly's RSUs were granted on July 18, 2018. The grant date fair value of the RSUs awarded to our named executive officers is included in the "Stock Awards" column of the Summary Compensation Table – Fiscal 2019.

Performance Shares

Performance shares represent an opportunity to earn a defined number of shares of our common stock if we achieve pre-set performance goals over time. In general, the performance shares vest following completion of the third fiscal year following grant and provide the named executive officer participating in the cycle the opportunity to earn a payout, in shares of common stock, from 0% to 200% of their respective targeted award. Dividend equivalents are paid on the portion of performance shares actually earned at our regular dividend rate in additional shares of common stock.

The three-year nature of each performance share grant means that in any year, a named executive officer can have up to three outstanding performance share plan, or PSP, cycles outstanding. In fiscal 2019, for example, each named executive officer participated in our fiscal 2017 to 2019 PSP, our fiscal 2018 to 2020 PSP and our fiscal 2019 to 2021 PSP.

The targeted number of performance shares granted to our named executive officers in fiscal 2019, together with the performance share grants made under the comparable program in fiscal 2018 and fiscal 2017, are set forth below.

Named Executive Officer	Targeted Performance Shares for Fiscal 2019 to 2021 Cycle	Targeted Performance Shares for Fiscal 2018 to 2020 Cycle	Targeted Performance Shares for Fiscal 2017 to 2019 Cycle [1]
Mr. Connolly	156,328	151,128	88,665
Mr. Marberger	33,450	35,710	22,698
Ms. Batcheler	33,450	35,710	22,698
Mr. McGough	33,450	35,710	22,698
Mr. Serrao	25,088	26,783	17,023

1   The number of performance shares noted here reflects an equitable adjustment made to the original award in connection with the spin-off of Lamb Weston into an independent public company on November 9, 2016. For information about equitable adjustments made to equity awards in connection with the spin-off, please see our 2017 proxy statement.

Goal Setting in the PSP. The Committee's approach to selecting and setting performance goals for each cycle of the PSP is thorough. Prior to the start of a performance period, the Committee discusses a proposed plan design, taking into consideration the company's strategic plan. Then, shortly after the start of each performance period, the Committee approves the actual metric or metrics for the program and the specific financial hurdles that must be met for awards to be earned. The Committee's preferred approach is for the performance goals in each grant to cover the full three years of the performance period and remain un-revised throughout the cycle.

Significant internal and external factors have created a very dynamic operating environment for the company over the last four years. The company has implemented a significant cost and cultural overhaul. Conagra Brands has also engaged in material portfolio reshaping through acquisitions, including Pinnacle, and divestitures, including the sale of its Private Brands segment, spin-off of its Lamb Weston business and divestiture of smaller businesses, like Wesson. In addition, tax reform legislation known as the Tax Cuts and Jobs Act, or TCJA, became law in our fiscal 2018. Not only did the law meaningfully decrease our tax expense (to the benefit of EPS), but we decided to use a portion of our TCJA-driven cash savings to make an unplanned, significant contribution to our frozen, defined benefit pension plan. This was beneficial from a pension plan perspective, but it created a meaningful headwind to our EPS.

Given these dynamics, the Committee made decisions over the past several years to deviate from its preferred approach to goal setting. Specifically:

· For the fiscal 2017 to fiscal 2019 PSP grant, the Committee adopted a staged goal-setting approach in lieu of setting a three-year performance target. As discussed more below, the fiscal 2017 to fiscal 2019 PSP includes a single year EBITDA Return on Invested Capital goal for fiscal 2017 and an EPS CAGR goal for fiscal 2018 to fiscal 2019. In addition, during fiscal 2018, the EPS CAGR goal for this grant was revised to account for the impact of the TCJA.

· For the fiscal 2018 to fiscal 2020 PSP grant, the Committee used a three-year EPS CAGR goal. However, as discussed more below, this EPS CAGR goal was revised during fiscal 2018 to account for the impact of the TCJA; it was further revised following the Pinnacle acquisition.

· For the fiscal 2019 to fiscal 2021 PSP grant, the Committee used a three-year EPS CAGR goal. As discussed more below, this EPS CAGR goal was revised following the Pinnacle acquisition.

In each instance noted, the Committee made decisions which it believes best maintained the alignment of the company's long-term incentive program with the company's external financial commitments to investors.

The balance of this subsection of the Compensation Discussion and Analysis describes, in more detail, each cycle of our PSP outstanding during fiscal 2019.

FY19 to FY21 Performance Share Awards

Performance shares for the fiscal 2019 to fiscal 2021 cycle of the long-term incentive plan were granted at the start of fiscal 2019. The performance measure adopted for the cycle is a three-year EPS CAGR.

The performance period will conclude at the end of fiscal 2021 and the awards will pay out, to the extent earned, in shares of common stock in summer 2021. The specific plan targets are as follows:

Fiscal 2019 to 2021 Cycle			
Performance Period	Threshold Adjusted Diluted EPS CAGR , as revised[1]	Target Adjusted Diluted EPS CAGR , as revised[2]	Maximum Adjusted Diluted EPS CAGR, as revised[3]
Fiscal 2019 to 2021	2.5%	5.8%	8.9%

1 An EPS CAGR below this level results in no payout; achievement at this level results in a payout equal to 25% of the targeted opportunity
2 An EPS CAGR at this level results in a payout equal to 100% of the targeted opportunity
3 An EPS CAGR at or above this level results in a payout equal to 200% of the targeted opportunity

As noted above, plan targets in the fiscal 2019 to 2021 PSP were originally set prior to the completion of the Pinnacle acquisition. At that time, the Committee approved a targeted EPS CAGR of 6.9% for the fiscal 2019 to fiscal 2021 performance period. This level of EPS growth, when combined with the company's results in fiscal 2017 and fiscal 2018, would have achieved the company's externally disclosed strategic plan objective of a fiscal 2017 through fiscal 2019 adjusted EPS CAGR of 10%. Following completion of the Pinnacle acquisition, the company updated its long-term EPS growth targets and the Committee revised the PSP targets accordingly. The targets set forth in the table above reflect this revision.

The grant date fair value of all performance shares granted to the named executive officers under the fiscal 2019 to 2021 cycle, based on the probable outcome of the performance conditions for such period, is included in the "Stock Awards" column of the Summary Compensation Table — Fiscal 2019.

FY18 to FY20 Performance Share Awards

Performance shares for the fiscal 2018 to fiscal 2020 cycle of the long-term incentive plan were granted at the start of fiscal 2018. The performance period will conclude at the end of fiscal 2020, and the awards will pay out, to the extent earned, in shares of common stock in summer 2020. The specific plan targets, as revised for the TCJA and Pinnacle acquisition, are set forth here:

Fiscal 2018 to 2020 Cycle			
Performance Period	Threshold Adjusted Diluted EPS CAGR, as revised[1]	Target Adjusted Diluted EPS CAGR, as revised[2]	Maximum Adjusted Diluted EPS CAGR, as revised[3]
Fiscal 2018 to 2020	3.5%	6.8%	9.9%

1 An EPS CAGR below this level results in no payout; achievement at this level results in a payout equal to 25% of the targeted opportunity
2 An EPS CAGR at this level results in a payout equal to 100% of the targeted opportunity
3 An EPS CAGR at or above this level results in a payout equal to 200% of the targeted opportunity

As noted above, plan targets in the fiscal 2018 to 2020 PSP were originally set prior to the passage of the TCJA and prior to completion of the Pinnacle acquisition. The Committee originally approved a targeted EPS CAGR of 9.5% for the fiscal 2018 to fiscal 2020 performance period. It subsequently amended this EPS CAGR to be 12.4%, in light of the benefit to EPS the TCJA would provide. Following completion of the Pinnacle acquisition, the company updated its long-term EPS growth targets and the Committee adjusted the PSP targets accordingly. The targets set forth in the table above reflect this additional adjustment.

The grant date fair value of all performance shares granted to the named executive officers under the fiscal 2018 to 2020 cycle, based on the probable outcome of the performance conditions for such period, is included in the "Stock Awards" column of the Summary Compensation Table —Fiscal 2019.

Also see "Additional Information on Compensation Practices — Tax and Accounting Implications of the Committee's Compensation Decisions" for a discussion of an overarching performance hurdle that must be achieved for awards under the fiscal 2018 to fiscal 2020 PSP to be earned.

FY17 to FY19 Performance Share Awards

Performance shares for the fiscal 2017 to fiscal 2019 cycle of the long-term incentive plan were granted at the start of fiscal 2017 and the performance period concluded at the end of fiscal 2019.

The performance measures and goals adopted for the fiscal 2017 to fiscal 2019 cycle of the PSP were based on EBITDA Return on Invested Capital (for fiscal year 2017) and EPS CAGR (for fiscal years 2018 to 2019). The specific plan targets (as adjusted for the TCJA as discussed above) are as set forth here:

Performance Period	Goal	Performance for Threshold (%)	Performance for Target (%)[2]	Performance for Maximum (%)[3]
Fiscal 2017[1] (1/3 of Total Grant)	EBITDA Return on Invested Capital	17.9[4]	20.5	22.8
Fiscal 2018 to 2019 (2/3 of Total Grant)	Adjusted Diluted EPS CAGR, as revised	8.0[5]	13.2	18.2

1 The FY17 EBITDA Return on Invested Capital goal relates solely to the company's portfolio of businesses after the spin-off of Lamb Weston. As reported in our 2017 proxy statement, we achieved EBITDA Return on Invested Capital of 21.4% for fiscal 2017, resulting in this tranche being notionally earned at 122.8% of target. For more information regarding the portion of the FY17 to FY19 PSP award notionally earned in fiscal 2017, see our 2017 proxy statement.
2 EBITDA Return on Invested Capital or EPS CAGR at this level results in a payout equal to 100% of the targeted opportunity
3 EBITDA Return on Invested Capital or EPS CAGR at or above this level results in a payout equal to 200% of the targeted opportunity
4 EBITDA Return on Invested Capital at or below this level results in no payout
5 EPS CAGR below this level results in no payout; achievement at this level results in a payout equal to 25% of the targeted opportunity

EBITDA Return on Invested Capital is calculated by dividing Earnings Before Interest and Taxes, plus Depreciation and Amortization Expense, by the sum of Interest Bearing Debt plus Equity, on a 13 period average. The Committee moved from this metric to the EPS CAGR metric to simplify the PSP program for participants and acknowledge the importance of capital allocation decisions in the company's strategic plan.

At the conclusion of fiscal year 2017, the Committee assessed our performance against the goals set forth in the plan for fiscal 2017. At the conclusion of fiscal 2019, the Committee assessed our performance against the fiscal 2018 to 2019 goal and certified results overall. As set forth in the table below, our financial performance over the last three years resulted in a funding level equal to 106.1% of the targeted PSP awards.

Performance Period	Adjusted EPS Goal	Performance Metric	Plan Results (%)	Payout Earned (%)	Total Cycle Payout (%)
FY17[1]	Achieved	EBITDA Return on Invested Capital	21.4	122.8	106.1
FY18-FY19	Achieved	Adjusted Diluted EPS CAGR, as adjusted	12.7	97.8	

1 The FY17 EBITDA Return on Invested Capital goal relates solely to the company's portfolio of businesses after the spin-off of Lamb Weston. As reported in our 2017 proxy statement, we achieved EBITDA Return on Invested Capital of 21.4% for fiscal 2017, resulting in this tranche being notionally earned at 122.8% of target. For more information regarding the portion of the FY17 to FY19 PSP award notionally earned in fiscal 2017, see our 2017 proxy statement.

For more information about the Committee's assessment of our performance versus program goals, see "Additional Information on Compensation Practices — Use of Adjustments in Incentive Programs" below.

The table below lists the number of shares of common stock that were issued to the named executive officers following fiscal 2019 for the fiscal 2017 to 2019 cycle of the PSP. It is generally the Committee's practice to pay performance share awards at a level equal to the funded amount, without applying further discretion. The Committee followed this practice for the fiscal 2017 to fiscal 2019 PSP. The noted amounts include dividend equivalents on earned shares, which were paid in additional shares.

Named Executive Officer	Targeted Performance Shares Granted for Fiscal 2017 to 2019 Cycle[1]	Actual Performance Shares Earned for Fiscal 2017 to 2019 Cycle[2]	Actual as % of Target (without Dividend Equivalents) (%)	Actual as % of Target (with Dividend Equivalents) (%)
Mr. Connolly	88,665	94,074	106.1	113.8
Mr. Marberger	22,698	24,083	106.1	113.8
Ms. Batcheler	22,698	24,083	106.1	113.8
Mr. McGough	22,698	24,083	106.1	113.8
Mr. Serrao	17,023	18,062	106.1	113.8

1 The number of target performance shares noted here reflects an equitable adjustment made to the original award in connection with the spin-off of Lamb Weston on November 9, 2016. For information about equitable adjustments made to equity awards in connection with the spin-off, please see our 2017 proxy statement.
2 Excludes dividends earned on such performance shares.

Performance-Based Restricted Stock Unit Award

In April 2019, the Committee approved one-time grants of PBRSU awards to the named executive officers and a very limited group of other senior officers of the company. The PBRSU awards are designed to strengthen the alignment between management and shareholders and incentivize shareholder value growth. In general, the PBRSU awards will be earned only to the extent management delivers strong absolute TSR and strong relative TSR versus the median TSR of the S&P 500 Index over a performance period running from the date of grant (April 15, 2019) until May 27, 2022 (the last trading day of fiscal 2022).

PBRSUs will be earned as follows:

First, our absolute TSR for the Performance Period will be determined.	· No PBRSUs will be earned if the company's annualized TSR is not at least 12.20% for the performance period. · 100% of the PBRSUs will be earned for company annualized TSR of 12.20% for the performance period. · Subject to a maximum value cap (as described below) for the PBRSU award, 400% of the PBRSUs will be earned for annualized TSR at or above 23.86%. · Straight-line interpolation will be used to determine the number of PBRSUs earned for company annualized TSR between 12.20% and 23.86%.
If PBRSUs are earned based on absolute TSR, they become eligible for an upward adjustment based on relative TSR.	· If the company's annualized TSR for the performance period is at least 15.79% and the company's annualized TSR for the performance period exceeds that of the median of the S&P 500 Index, the earned PBRSU award will be increased by 25%. · No upward adjustment will occur if the company's annualized TSR for the performance period is not at least 15.79%. · Subject to a maximum value cap (as described below), the earned PBRSU award may reach, but not exceed, 500% of the granted value.

Absolute TSR and relative TSR will generally be determined assuming reinvestment of dividends in additional shares of stock from the beginning of the performance period through the end of the performance period and using 20-day average closing stock prices before and at the end of the performance period.

The PBRSU award will pay out at zero if company performance fails to reach the hurdles noted above. Notwithstanding the maximum percentages noted above, in no event may the award pay out at a value greater than 8.6 times the grant value of each grantee's PBRSU award (the maximum value cap).

The target grant values for the PBRSU awards for the named executive officers, and the maximum value caps, are as shown in the following table. Target award values were translated into a number of granted PBRSUs based on the average closing price of our common stock on the NYSE for the 20 trading days ended April 12, 2019, the last trading day prior to the grant date.

Named Executive Officer	# of PBRSUs Granted	Target PBRSU Value ($)	Maximum Value Cap ($)
Mr. Connolly	92,343	2,500,000	21,500,000
Mr. Marberger	14,775	400,000	3,440,000
Ms. Batcheler	14,775	400,000	3,440,000
Mr. McGough	14,775	400,000	3,440,000
Mr. Serrao	14,775	400,000	3,440,000

In consideration for the granting of the PBRSU awards, each grantee agreed to a non-competition covenant. The non-competition covenant limits each grantee's ability to become employed by a food company that materially competes with us and has annual revenue over $1 billion until the earlier of the first anniversary of either the vesting of the PBRSU award or the grantee's termination of employment.

The grant date fair value of PBRSUs granted during fiscal 2019, based on the probable outcome of the performance conditions, is included in the "Stock Awards" column of the Summary Compensation Table – Fiscal 2019.

Other Fiscal 2019 Compensation

The additional material elements of our compensation program for the named executive officers during fiscal 2019 were as follows:

Benefit Programs

We offer a package of core employee benefits to our employees, including our named executive officers. With respect to health and welfare benefits, we offer health, dental, and vision coverage and life and disability insurance. The company and employee participants share in the cost of these programs. We also offer a matching-gifts program through our Conagra Brands Foundation. To maximize community impact, the Conagra Brands Foundation offers matching gift opportunities to all employees, including the named executive officers. Donations made by the Foundation on behalf of a named executive officer are included in the "All Other Compensation" column of the Summary Compensation Table – Fiscal 2019.

With respect to retirement benefits, we maintain a qualified 401(k) retirement plan (with a company match on employee contributions and a nonelective employer contribution) and the named executive officers are entitled to participate in this plan on the same terms as other employees. Ms. Batcheler and Mr. McGough also participate in a qualified pension plan that was closed to new participants in 2013 and frozen effective December 31, 2017.

Some of the named executive officers and other employees at various levels of the organization participate in a voluntary deferred compensation plan. The voluntary deferred compensation plan enables us to pay retirement benefits in amounts that exceed the limitations imposed by the Code under our qualified plans. The plan allows the named executive officers, as well as a broader group of approximately 568 employees, to defer receipt of up to 50% of their base salary, up to 90% of their annual cash incentive compensation, or up to 90% of their base compensation plus annual incentive in excess of $280,000. A company match is made on deferrals of any compensation above the $280,000 limit, and a nonelective contribution is made on compensation above the limit. The program permits executives to save for retirement in a tax-efficient way at minimal administrative cost to the company. Executives who participate in the program are not entitled to above-market (as defined by the SEC) or guaranteed rates of return on their deferred funds.

Effective January 1, 2019, the company adopted an amendment to the voluntary deferred compensation plan that removed the requirement that a participant be employed with the company on December 31 of a given year to receive a company matching contribution for that year.

We include contributions made by the company to the named executive officers' 401(k) plan and voluntary deferred compensation accounts in the "All Other Compensation" column of the Summary Compensation Table – Fiscal 2019. We provide a complete description of these retirement programs under the headings "Pension Benefits – Fiscal 2019" and "Nonqualified Deferred Compensation – Fiscal 2019" below.

Security Policy

The Committee has determined that it is appropriate to cover Mr. Connolly by our security policy. As a result, Mr. Connolly is required to take the corporate aircraft for all business and personal air transportation. To offset a portion of the incremental cost to the company of his personal use of corporate aircraft, we entered into an aircraft time share agreement with Mr. Connolly. Under the agreement, Mr. Connolly is responsible for reimbursing us, in cash, certain amounts to help offset a portion of our incremental costs of personal flights, consisting of the cost of fuel and incidentals such as landing and parking fees, airport taxes and catering costs for such flights. We do not charge for the fixed costs that would be incurred in any event to operate the company aircraft (for example, aircraft purchase costs, maintenance, insurance and flight crew

salaries). Mr. Connolly's reimbursement obligation to the company begins once the incremental cost of his personal flights exceeds $150,000 in a fiscal year. The incremental cost to us of providing these benefits in fiscal 2019, if any, is included in the "All Other Compensation" column of the Summary Compensation Table – Fiscal 2019.

A copy of the Conagra Brands, Inc. Aircraft Use Policy is available to any shareholder who requests it from the Corporate Secretary at 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654.

Agreements with Named Executive Officers

Agreement with Mr. Connolly

We entered into an employment agreement with Mr. Connolly in February 2015 as a part of his hiring as our Chief Executive Officer. The agreement expired on August 1, 2018. The agreement generally described Mr. Connolly's duties and responsibilities as CEO, and, for its term, provided for a minimum base salary of $1.1 million and a customary vacation allowance. The employment agreement also outlined Mr. Connolly's participation in our incentive compensation programs during its term. Regarding the annual incentive program, the agreement provided that Mr. Connolly's target opportunity would be at least 150% of his base salary. With respect to long-term incentives, commencing with fiscal 2016, Mr. Connolly was entitled, each year during the term of the agreement, to receive a targeted long-term award opportunity with a value of at least $6.25 million for any ensuing three-year performance period.

The agreement subjected Mr. Connolly to our stock ownership guidelines and a one-year post-employment non-competition restriction. It also required Mr. Connolly to execute our standard confidentiality and non-solicitation agreement.

The employment agreement also provided Mr. Connolly with certain other benefits, including indemnification. The agreement outlined application of our security policy to Mr. Connolly, as further described above and under "Executive Compensation – Summary Compensation Table – Fiscal 2019" below.

The employment agreement provided for severance, termination and change of control benefits.

The agreement also entitled Mr. Connolly to participate in benefit plans and programs that are made available to senior executives generally. For information about the terms of Mr. Connolly's participation in our retirement plans and deferred compensation plans, see "Executive Compensation – Nonqualified Deferred Compensation – Fiscal 2019" below.

Given Mr. Connolly's strong, results-oriented leadership during the first three years of his tenure, and the Board's desire to retain Mr. Connolly as Conagra Brands' CEO for the foreseeable future, on August 2, 2018, we entered into a new letter agreement with Mr. Connolly. The agreement includes terms that are materially consistent with those described above. The key features of the new letter agreement that differ from the expired employment agreement are as follows: (1) no set expiration date; (2) a minimum base salary of $1.2 million, subject to review and possible increase by the Committee and the Board's independent directors; (3) a minimum targeted long-term award opportunity with a value equal to at least $7.5 million for any routine three-year performance period approved by the Committee, subject to the terms and conditions established by the Committee; and (4) eligibility for payment of monthly COBRA premiums for up to 24 months following a termination without cause or for good reason (in addition to the benefits provided for in the original employment agreement). Under the new letter agreement, we also agreed to pay Mr. Connolly for professional fees incurred in the negotiation and preparation of the new letter agreement (and related documents).

The letter agreement also includes new retirement benefits for Mr. Connolly. The letter agreement provides that, for Mr. Connolly's equity awards granted on or after July 17, 2018, and for any annual incentive plan in effect in the year of his retirement, (a) any definition of "early retirement" will be no less favorable to Mr. Connolly than the requirement that Mr. Connolly attains at least age 55 but has not yet attained age 57, and (b) any definition of "normal retirement" will be no less favorable to Mr. Connolly than the requirement that Mr. Connolly attain at least age 57. In addition, if any RSU or performance share award or agreement with Mr. Connolly under the long-term incentive program for an award outstanding at the time of his termination of employment provides for immediate vesting (either pro-rata or in full, as applicable) in the event of

normal retirement or early retirement (as such terms are defined in the RSU or performance share award or agreement), and such normal retirement or early retirement is not within two years of a change of control (as that term is defined in the RSU or performance share award or agreement), then such RSU or performance share award or agreement will be deemed to be amended by the letter agreement so that it provides for continued vesting after the retirement in accordance with the normal vesting schedule for such award (either pro-rata or in full, as applicable). Mr. Connolly's severance benefits under the letter agreement are further described below under the heading "Executive Compensation – Potential Payments Upon Termination or Change of Control."

Change of Control Benefits

We have agreements with our named executive officers that are designed to promote stability and continuity of senior management in the event of a change of control. The Committee routinely evaluates participation in this program and its benefit levels to ensure their reasonableness. Since fiscal 2012, individuals promoted or hired into positions that, in the Committee's view, are appropriate for change of control program participation have not been entitled to any excise tax gross-up protection. Although the Committee continues to believe in the importance of maintaining a change of control program, it believes that offering excise tax gross-ups to new participants is inappropriate relative to best executive pay practices. We provide a complete description of the amounts potentially payable to our named executive officers under these agreements under the heading "Executive Compensation – Potential Payments Upon Termination or Change of Control."

Severance Benefits

We have adopted a broad severance plan potentially applicable to all salaried employees, including the named executive officers. In some circumstances, as part of negotiations during the hiring or recruiting process, we have supplemented this plan with specific severance arrangements. No such arrangements currently exist with our named executive officers other than Mr. Connolly.

We believe our compensation policies and practices are balanced and aligned with creating shareholder value and do not create risks that are reasonably likely to have a material adverse effect on our company.

Design and Approval of Our Fiscal 2019 Program

The Committee's process to design the compensation program for the named executive officers is a robust one. To ensure that its design objectives are met and that program elements are reasonable, the Committee uses a variety of inputs, including the results of our annual "say-on-pay" vote, the advice of the Committee's independent compensation consultant, company and participant-focused considerations, the input of our Chief Executive Officer and risk mitigation considerations. We address each of these inputs here.

Annual Say on Pay Vote

In designing the executive compensation program for fiscal 2019, the Committee looked to our shareholders. The Committee's policy is to present a "say-on-pay" vote to our shareholders annually. In September 2018, we received over 94% approval in our say-on-pay vote, leading the Committee to the conclusion that material changes in compensation design, solely due to the outcome of the say-on-pay vote, were not warranted for fiscal 2019.

Independent Consultant and Market Data

The Committee also leveraged the advice and counsel of its independent compensation consultant, FW Cook, in setting fiscal 2019 compensation. The consultant assists the Committee in monitoring policy positions of institutional shareholders and their advisors, emerging market practices in compensation design and philosophy, and policy developments relevant to the Committee's work. The Committee's consultant also provides internal and external pay comparison data. The Committee uses this data as a market check on its compensation decisions and does not mandate target ranges for our named executive officers' salaries, annual incentive opportunities, long-term incentive opportunities, or total direct

compensation levels as compared to the peer group. The Committee recognizes that over-reliance on external comparisons can be of concern; therefore, the Committee uses external comparisons as only one point of reference and is mindful of the value and limitations of comparative data.

The Committee's first step in using external data for fiscal 2019 was the identification of an appropriate peer group. FW Cook initially prepared a list of potential peer companies (with an emphasis on food and beverage companies) based on consideration of the following criteria:

· Operations and Scale: Companies similar in size (based on revenue, market capitalization and enterprise value) and industry (packaged food and meats and broader brand-based consumer packaged goods companies);

· Business Characteristics: Public companies listed on major U.S. exchanges and subject to U.S. disclosure rules and companies with whom we compete for talent; and

· Proxy Advisor Peers: Companies included in peer groups used by shareholder advisory firms (as a reference).

The Committee approved the following peer group of 16 companies for purposes of assessing fiscal 2019 compensation competitiveness:

Campbell Soup Company	General Mills, Inc.	Mattel, Inc.
Church & Dwight Co., Inc.	The Hershey Company	Mondelez International, Inc.
The Clorox Company	Hormel Foods Corporation	Newell Brands Inc.
Colgate-Palmolive Company	The J. M. Smucker Company	Pinnacle Foods Inc.
Dr. Pepper Snapple Group, Inc.	Kellogg Company	
The Estée Lauder Companies Inc.	Kimberly-Clark Corporation	

The only company removed from our fiscal 2018 peer group for fiscal 2019 compensation decisions was Mead Johnson Nutrition Company, which was acquired by Reckitt Benckiser Group plc in June 2017. No companies were added to the peer group for fiscal 2019 compensation decisions.

Company and Participant Focused Matters

The Committee also generally considered the following company and participant focused matters in making fiscal 2019 compensation decisions:

Company-Focused Matters	· Company performance in prior years and expectations for the future; · The anticipated degree of difficulty inherent in the targeted incentive performance goals; · The level of risk-taking the program would reward; · The general business environment; and · Practices and developments in compensation design and governance.
Participant-Focused Matters	· Individual performance history; · The anticipated degree of difficulty inherent in individual goals; · Internal pay equity; and · The potential complexity of each program, preferring programs that are transparent to participants and shareholders and easily administered.

The Chief Executive Officer's Views

Mr. Connolly, our Chief Executive Officer and President, played a role in several key areas of the design of our fiscal 2019 executive compensation program.

· **Selecting Performance Metrics and Targeted Performance Levels.** An important part of designing incentive compensation programs is the selection of plan metrics and performance targets. To help ensure that the Committee's pay-for-performance goals are achieved, selected metrics must be tied to shareholder value creation. In addition, performance targets must be set at levels that balance investor expectations against achievability, without incenting undue risk taking. The Committee sought Mr. Connolly's input on these matters for fiscal 2019. Mr. Connolly provided the Committee his views on the appropriate company goals for use in our annual and long-term incentive plans. Mr. Connolly provided input based on his understanding of investor expectations and our operating plans and financial goals. The Committee had sole authority to approve the program metrics and targets, but found Mr. Connolly's input valuable.

· **Assessing Company Performance.** Financial performance is at the core of our incentive programs. However, the Committee retains the discretion to modify payouts based on the manner in which business results are delivered. At the end of fiscal 2019, Mr. Connolly offered the Committee his views of the quality of our performance against expectations.

· **Assessing Individual Performance.** With respect to individual performance, which also informed fiscal 2019 compensation decisions, the Committee relied on Mr. Connolly's regular performance evaluations of the senior leadership team. Mr. Connolly shared information on the named executive officers' impact on strategic initiatives and organizational goals, as well as their leadership behaviors.

Mitigating Risk

The Committee designs the compensation program with multiple objectives in mind to help mitigate the risk that employees will take unnecessary and excessive risks that threaten the long-term health and viability of our company. With the assistance of Human Resources and Legal department personnel, the Committee undertook a risk review of our fiscal 2019 compensation programs for all employees. Based on the review, we believe our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the long-term, based in part on the following features of the fiscal 2019 program detailed on the next page.



What We DO

✓ Focus employees on both short- and long-term goals.

✓ Consider a mix of financial and non-financial goals to prevent over-emphasis on any single metric.

✓ Allow for some subjective evaluation in the determination of incentive payouts, to ensure linkage between payouts and the "quality" of performance.

✓ Employ a greater portion of variable pay (i.e., incentives) at more senior levels of the organization.

✓ Require stock ownership for more than 97 of our most senior employees.

✓ Generally require a "double-trigger" for accelerated vesting to occur in equity awards in connection with a change of control.

✓ Provide for the clawback of amounts paid to any of our most senior officers in certain circumstances.

✓ Use a range of strong processes and controls, including Committee oversight, in our compensation practices.

✓ Engage an independent compensation consultant for the Committee; consultant performs no other work for our company.

✓ Pay incentive compensation only after our financial results have been finalized and certified by the Committee.

What We DON'T DO

✗ No director or executive officer may pledge or hedge their ownership of company stock.

✗ No excessive perquisites are provided to executives.

✗ No backdating or re-pricing of options may occur without shareholder approval.

✗ Since fiscal 2012, no change in control agreements have been executed with excise tax "gross-up" protection.

✗ No additional years of credited service are provided to named executive officers in pension programs.

✗ No compensation programs that encourage unreasonable risk taking will be implemented.

Additional Information on Compensation Practices

Committee's Views on Executive Stock Ownership

The Committee has adopted stock ownership guidelines applicable to approximately 97 of our most senior employees, including our named executive officers. These guidelines, which are represented as a percentage of salary, increase with level of responsibility within the company. The Committee has adopted these guidelines because it believes that management stock ownership promotes alignment with shareholder interests. The named executive officers are expected to reach their respective ownership requirement within a reasonable period of time after appointment. Shares personally acquired by the executive through open market purchases or through our employee benefit plans (for example, our employee stock purchase plan), as well as outstanding RSU awards, are counted toward the ownership requirement. Unexercised stock options, unearned performance shares and unearned PBRSUs are not counted. If a named executive officer's ownership position is below the applicable ownership requirement, the named executive officer is required to hold 75% of the net shares received from equity compensation awards.

The following table reflects the ownership, as of July 30, 2019, of our named executive officers.

Named Executive Officer	Stock Ownership Guideline (% of Salary)	Actual Ownership (% of Salary)[1]
Mr. Connolly	600	1,155
Mr. Marberger	400	338
Ms. Batcheler	400	1,253
Mr. McGough	400	912
Mr. Serrao	300	408

1 Based on the closing price of our common stock on the NYSE on July 30, 2019 ($29.10) and the salaries of the named executive officers in effect as of May 26, 2019.

Committee's Practices Regarding the Timing of Equity Grants

We do not backdate stock options or grant equity retroactively. We do not coordinate grants of equity with disclosures of positive or negative information. Most equity is granted in the ordinary course at an annual Committee meeting each July.

The Committee eliminated the granting of stock options from its executive compensation program in fiscal 2018. However, historically, stock options were granted with an exercise price equal to the closing market price of our common stock on the NYSE on the date of grant. And, if a stock option grant was made other than during the routine July Committee meeting, the company would require that the grant be made on the first trading day of the month on or following the grantee's date of hire.

Additional Information on the Committee's Compensation Consultant

The Committee engaged FW Cook directly to assist it in obtaining and reviewing information relevant to its compensation decisions. The independence and performance of FW Cook are of the utmost importance to the Committee. As a result, Committee policy prevents management from directly engaging the consultant without the prior approval of the Committee's Chair. For fiscal 2019, FW Cook did not provide any additional services to us or our affiliates. In addition, the Committee reviews the types of services provided by the consultant and all fees paid for those services on a regular basis and conducts a formal evaluation of the consultant on an annual basis. The Committee assessed the independence of FW Cook, as required under NYSE listing rules. The Committee has also considered and assessed all relevant factors, including those required by the SEC that could give rise to a potential conflict of interest with respect to FW Cook during fiscal 2019. Based on this review, the Committee did not identify any conflict of interest raised by the work performed by FW Cook.

Tax and Accounting Implications of the Committee's Compensation Decisions

U.S. federal income tax law prohibits us from taking a tax deduction for certain compensation paid in excess of $1 million to certain executive officers (and, beginning in 2018, certain former executive officers). Historically, compensation that qualified as "performance-based compensation" under Section 162(m) of the Code could be excluded from this $1 million limit.

This exception was repealed with the TCJA, effective for taxable years beginning after December 31, 2017, unless certain transition relief is available. The Committee's general intent prior to implementation of the TCJA was to structure our executive compensation programs so that payments could qualify as "performance-based compensation." However, the Committee may have decided from time to time to grant compensation that would not (or could not) be able to qualify as "performance-based compensation" if appropriate to achieve the objectives of the compensation program.

The fiscal 2017 to fiscal 2019 and fiscal 2018 to fiscal 2020 performance share awards to the named executive officers are subject to, and made in accordance with, performance-based compensation arrangements that were intended to qualify as tax deductible. To that end, the Committee approved a framework in which (1) maximum awards under these incentive programs would be authorized upon attainment of adjusted EPS of: $0.10 per year for the performance period for the fiscal 2017 to 2019 cycle of the PSP; and $0.10 per year for the performance period for the fiscal 2018 to 2020 cycle of the PSP; and (2) negative discretion would be applied by the Committee to decrease authorized awards based upon the program frameworks described above. For each of these cycles, the adjusted EPS goal must be met before any payout can be made to a named executive officer.

With the repeal of the "performance-based compensation" provisions of Section 162(m) of the Code, compensation granted by the Committee may, more frequently, be non-deductible and, beginning with incentive programs adopted in fiscal 2019, the two-tiered performance hurdle structure described in the immediately foregoing paragraph has been eliminated. The Committee believes that the tax deduction limitation should not be permitted to compromise its ability to design and maintain executive compensation arrangements that will attract and retain the executive talent to compete successfully. Accordingly, achieving the desired flexibility in the design and delivery of compensation may result in compensation that in certain cases is not deductible for federal income tax purposes.

Use of Adjustments in Incentive Programs

Our goal is to pay incentives based on the same underlying business trends and results that our investors are using to measure company performance. To incent management to make decisions that have positive long-term impacts, even at the expense of shorter term results, and to prevent one-time gains and losses from having too great of an impact on incentive payouts, the Committee designed its programs to exclude certain items impacting comparability from results in the FY19 AIP and the fiscal 2017 to 2019 cycle of the PSP. The metrics for the FY19 AIP were fiscal 2019 EBIT and net sales. The overarching metric for the fiscal 2017 to 2019 cycle of the PSP was adjusted EPS. The underlying metrics for the fiscal 2017 to 2019 cycle of the PSP were EBITDA Return on Invested Capital and EPS CAGR.

In both the FY19 AIP and the fiscal 2017 to 2019 cycle of the PSP, the Committee approved adjustments that are generally consistent with the adjustments presented to investors in our discussions of comparable earnings results.

Adjustments included "add-backs" for the following types of unplanned events, which negatively impacted our performance versus incentive plan targets but are not indicative of underlying business performance:

· Restructuring events

· Expenses associated with M&A and integration-related activities

· Impairments on intangible assets

· Tariff impacts

· Lost sales and profits associated with unplanned divestitures

· Certain pension and hedging matters

Adjustments also included the elimination of the impact of the following types of unplanned events, which positively impacted our performance versus incentive plan targets but are not indicative of underlying business performance:

· Gains on divestitures

· Benefits to legal accruals

· The non-cash impact of the novation of a legacy guarantee

Compensation Committee Report

The Human Resources Committee has reviewed and discussed the above section of this Proxy Statement entitled "Compensation Discussion and Analysis" with management. Based on this review and discussion, the Committee recommended to the Board that the section entitled "Compensation Discussion and Analysis" be included in this Proxy Statement and incorporated by reference in the company's Annual Report on Form 10-K for the fiscal year ended May 26, 2019.

Conagra Brands, Inc. Human Resources Committee

Joie A. Gregor	Rajive Johri	Richard H. Lenny
Ruth Ann Marshall, Chair	Scott Ostfeld	

Executive Compensation

Summary Compensation Table – Fiscal 2019

The table below presents compensation information for individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2019 and for each of the other three most highly-compensated individuals who were serving as executive officers at the end of fiscal 2019. Mr. Serrao was not a named executive officer in fiscal 2017; information about his compensation for fiscal 2017 is omitted.

The amounts in the following Summary Compensation Table for Mr. Connolly are based in part on his employment agreement (or, following its expiration, his letter agreement). For more information about the material terms of the employment agreement and letter agreement with Mr. Connolly and the change of control agreements we have entered into with each of our named executive officers, see "Compensation Discussion and Analysis – Agreements with Named Executive Officers" above and "Potential Payments Upon Termination or Change of Control" below.

For more information about our named executive officers' mix of total compensation, see the discussion under "Our Fiscal 2019 Executive Compensation Program" above.

Please note that all share amounts and (if applicable) exercise prices included in the tables in this "Executive Compensation" section for awards granted prior to November 9, 2016 reflect the equitable adjustments to the company's outstanding equity awards that were made in connection with the spin-off of Lamb Weston. For additional information about such equitable adjustments, please see "Compensation Discussion and Analysis – Special Note on the Treatment of Equity Awards in the Spinoff" in our 2017 proxy statement.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)[2]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compen-sation ($)[4]	Total ($)
Sean Connolly CEO and President	2019	1,192,308	-	11,173,754	-	1,611,404	-	415,282	14,392,748
	2018	1,142,308	-	6,676,835	-	2,250,000	-	404,128	10,473,271
	2017	1,100,000	-	4,628,385	1,246,952	2,314,950	-	477,990	9,768,277
David Marberger Executive Vice President and Chief Financial Officer	2019	683,000	-	2,201,192	-	615,383	-	132,486	3,632,061
	2018	639,231	-	1,582,062	-	715,107	-	91,029	3,027,429
	2017	423,846	200,000	1,631,211	299,447	471,588	-	22,754	3,048,846
Colleen Batcheler Executive Vice President and General Counsel	2019	540,750	-	2,201,192	-	487,216	28,863	107,178	3,365,199
	2018	540,750	-	1,582,062	-	672,152	10,449	109,850	2,915,263
	2017	538,630	-	1,184,861	319,214	749,126	25,118	267,098	3,084,047
Tom McGough Executive Vice President and Co-Chief Operating Officer	2019	669,500	-	2,201,192	-	603,220	28,693	134,058	3,636,663
	2018	669,500	-	1,582,062	-	832,189	15,987	137,007	3,236,745
	2017	666,875	-	1,184,861	319,214	878,675	35,360	150,550	3,235,535
Darren Serrao Executive Vice President and Co-Chief Operating Officer	2019	575,062	-	1,805,401	-	466,317	-	109,880	2,956,660
	2018	496,797	-	1,186,587	-	581,029	-	84,580	2,348,993

1   Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the stock awards granted during the reported fiscal years. For the performance shares awarded in fiscal 2019 (the fiscal 2019 to fiscal 2021 cycle of the PSP) and the PBRSUs granted during fiscal 2019, the amounts reported are based on the probable outcome of the relevant performance conditions as of the grant date. Assuming the highest level of performance is achieved for the performance shares awarded in fiscal 2019, the grant date fair value of the performance share awards would have been: for Mr. Connolly, $11,158,692; for Mr. Marberger, $2,415,759; for Ms. Batcheler, $2,415,759; for Mr. McGough, $2,415,759; and for Mr. Serrao, $1,811,855. Assuming the highest level of performance is achieved for the PBRSUs granted in fiscal 2019, the grant date fair value of the PBRSU awards would have been: for Mr. Connolly, $21,500,000; for Mr. Marberger, $3,440,000; for Ms. Batcheler, $3,440,000; for Mr. McGough, $3,440,000, and for Mr. Serrao, $3,440,000.

2   For fiscal 2019, reflects awards earned under the FY19 AIP. A description of the FY19 AIP is included in the Compensation Discussion and Analysis.

3   The measurement date for pension value for fiscal 2019 was May 26, 2019. We do not offer above-market (as defined by SEC rules) or preferential earnings rates in our deferred compensation plans. For fiscal 2019, the entire amount reflects the aggregate change in the actuarial present value of pension amounts rather than nonqualified deferred compensation earnings.

4   The components of fiscal 2019 "All Other Compensation" include the following:

Named Executive Officer	Perquisites and Personal Benefits[a]		(Column 3) Company Contribution to Defined Contribution Plans ($)[c]
	(Column 1) Personal Use of Aircraft ($)	(Column 2) Matching Gifts ($)	
Mr. Connolly	119,136	-	296,146
Mr. Marberger	-	-	132,486
Ms. Batcheler	-	-	107,178
Mr. McGough	-	(b)	132,558
Mr. Serrao	(b)	(b)	102,270

a   All amounts shown are valued at the incremental cost to us of providing the benefit. For Column 1, also includes the incremental cost of repositioning flights associated with personal use by the named executive officer. With respect to Mr. Connolly's use of company aircraft (Column 1), Mr. Connolly is a party to an aircraft time share agreement with us. Under this agreement, Mr. Connolly reimburses us in cash for a portion of our incremental costs of personal flights (in other words, the cost of fuel and incidentals, such as landing and parking fees, airport taxes and catering costs for such flights). We do not charge Mr. Connolly for the fixed costs that would be incurred in any event to operate the company aircraft (for example, aircraft purchase costs, maintenance, insurance and flight crew salaries). Because the incremental cost of such flights did not exceed $150,000 in fiscal 2019, Mr. Connolly was not required to make any payments under the time share agreement.

b   For Columns 1 and 2, inclusive, a (b) notation in lieu of a dollar amount indicates that the named executive officer received the benefit but at an incremental cost to us of less than $25,000.

c   Reflects the qualified CRISP contributions by us. In addition, reflects the non-elective contribution made to each eligible participant's account in the Voluntary Deferred Comp Plan (as further described below). See the discussion under "Nonqualified Deferred Compensation – Fiscal 2019."

Grants of Plan-Based Awards – Fiscal 2019

The following table presents information about grants of plan-based awards (equity and non-equity) during fiscal 2019 to the named executive officers. All equity-based grants were made under the shareholder approved Conagra Brands, Inc. 2014 Stock Plan, which we refer to as the 2014 Stock Plan.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Mr. Connolly	-	-	1,788,462	3,576,924	-	-	-	-	-
	7/18/2018	-	-	-	-	156,328	312,656	-	5,579,346
	4/15/2019	-	-	-	-	92,343	461,715	-	3,861,784
	7/18/2018	-	-	-	-	-	-	52,109	1,732,624
Mr. Marberger	-	-	683,000	1,366,000	-	-	-	-	-
	7/17/2018	-	-	-	-	33,450	66,900	-	1,207,880
	4/15/2019	-	-	-	-	14,775	73,875	-	617,891
	7/17/2018	-	-	-	-	-	-	11,150	375,421
Ms. Batcheler	-	-	540,750	1,081,500	-	-	-	-	-
	7/17/2018	-	-	-	-	33,450	66,900	-	1,207,880
	4/15/2019	-	-	-	-	14,775	73,875	-	617,891
	7/17/2018	-	-	-	-	-	-	11,150	375,421
Mr. McGough	-	-	669,500	1,339,000	-	-	-	-	-
	7/17/2018	-	-	-	-	33,450	66,900	-	1,207,880
	4/15/2019	-	-	-	-	14,775	73,875	-	617,891
	7/17/2018	-	-	-	-	-	-	11,150	375,421
Mr. Serrao	-	-	517,555	1,035,110	-	-	-	-	-
	7/17/2018	-	-	-	-	25,088	50,176	-	905,928
	4/15/2019	-	-	-	-	14,775	73,875	-	617,891
	7/17/2018	-	-	-	-	-	-	8,363	281,582

1   Amounts reflect grants made under the FY19 AIP discussed in our Compensation Discussion and Analysis. Actual payouts earned under the program for fiscal 2019 for all named executive officers can be found in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table – Fiscal 2019.

2   Amounts with grant dates in July 2018 reflect the performance shares granted to our named executive officers under our long-term incentive program for the fiscal 2019 to 2021 cycle. All awards under the fiscal 2019 to 2021 cycle, including any above-target payouts, will be earned based on our performance during the three-fiscal-year period ending May 30, 2021. Final performance share payouts are subject to full negative discretion by the Committee. Amounts with grant dates in April 2019 reflect the PBRSUs granted to our named executive officers for the performance period beginning on April 15, 2019 and ending on May 27, 2022. Further information about the performance share and PBRSU awards can be found in the section headed "Compensation Discussion and Analysis – Performance Shares" and "Compensation Discussion and Analysis – Performance-Based Restricted Stock Unit Award," respectively.

3   The grant date fair value of performance shares granted under our long-term incentive program for the fiscal 2019 to 2021 performance cycle and PBRSUs granted during fiscal 2019 are based on the probable outcome of the relevant performance conditions as of the grant date (computed in accordance with FASB ASC Topic 718). These amounts are included in the "Stock Awards" column of the Summary Compensation Table – Fiscal 2019.

Outstanding Equity Awards at Fiscal Year-End – Fiscal 2019

The following table lists all stock options, performance shares, RSU and PBRSU awards outstanding as of May 26, 2019 for the named executive officers.

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
Mr. Connolly	4/1/2015	806,150	-	27.44	3/31/2025	-	-	-	-
	8/28/2015	283,111	-	31.06	8/27/2025	-	-	-	-
	7/11/2016	182,206	91,103	35.81	7/10/2026	-	-	-	-
	7/11/2016	-	-	-	-	45,551	1,313,235	-	-
	7/20/2017	-	-	-	-	50,376	1,452,340	-	-
	7/18/2018	-	-	-	-	52,109	1,502,302	-	-
	7/20/2017	-	-	-	-	-	-	316,854[4]	9,134,901
	7/18/2018	-	-	-	-	-	-	319,428[4]	9,209,109
	4/15/2019	-	-	-	-	-	-	92,343[5]	2,662,249
Mr. Marberger	9/1/2016	46,165	23,083	34.26	8/31/2026	-	-	-	-
	9/1/2016	-	-	-	-	11,541	332,727	-	-
	7/19/2017	-	-	-	-	11,903	343,163	-	-
	7/17/2018	-	-	-	-	11,150	321,455	-	-
	7/19/2017	-	-	-	-	-	-	74,870[4]	2,158,502
	7/17/2018	-	-	-	-	-	-	68,348[4]	1,970,473
	4/15/2019	-	-	-	-	-	-	14,775[5]	425,963
Ms. Batcheler	7/15/2013	187,607	-	27.46	7/14/2023	-	-	-	-
	8/28/2015	72,480	-	31.06	8/27/2025	-	-	-	-
	7/11/2016	46,643	23,322	35.81	7/10/2026	-	-	-	-
	7/11/2016	-	-	-	-	11,660	336,158	-	-
	7/19/2017	-	-	-	-	11,903	343,163	-	-
	7/17/2018	-	-	-	-	11,150	321,455	-	-
	7/19/2017	-	-	-	-	-	-	74,870[4]	2,158,502
	7/17/2018	-	-	-	-	-	-	68,348[4]	1,970,473
	4/15/2019	-	-	-	-	-	-	14,775[5]	425,963

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)[3]
Mr. McGough	7/16/2012	80,615	-	18.42	7/15/2022	-	-	-	-
	7/15/2013	187,607	-	27.46	7/14/2023	-	-	-	-
	7/14/2014	205,951	-	23.00	7/13/2024	-	-	-	-
	8/28/2015	72,480	-	31.06	8/27/2025	-	-	-	-
	7/11/2016	46,643	23,322	35.81	7/10/2026	-	-	-	-
	7/11/2016	-	-	-	-	11,660	336,158	-	-
	7/19/2017	-	-	-	-	11,903	343,163	-	-
	7/17/2018	-	-	-	-	11,150	321,455	-	-
	7/19/2017	-	-	-	-	-	-	74,870[4]	2,158,502
	7/17/2018	-	-	-	-	-	-	68,348[4]	1,970,473
	4/15/2019	-	-	-	-	-	-	14,775[5]	425,963
Mr. Serrao	8/28/2015	54,358	-	31.06	8/27/2025	-	-	-	-
	7/11/2016	34,981	17,491	35.81	7/10/2026	-	-	-	-
	7/11/2016	-	-	-	-	8,745	252,118	-	-
	7/19/2017	-	-	-	-	8,928	257,394	-	-
	7/17/2018	-	-	-	-	8,363	241,105	-	-
	7/19/2017	-	-	-	-	-	-	56,152[4]	1,618,862
	7/17/2018	-	-	-	-	-	-	51,262[4]	1,477,883
	4/15/2019	-	-	-	-	-	-	14,775[5]	425,963

1 All options were granted with an exercise price equal to the closing market price of our common stock on the NYSE on the date of grant. The vesting schedule for options that were outstanding but that could not be exercised at fiscal year-end for the named executive officers is as follows:

	Unexercisable at FYE	Vesting Schedule			Unexercisable at FYE	Vesting Schedule	
		# of Shares	Vesting Date			# of Shares	Vesting Date
Mr. Connolly	91,103	91,103	7/11/19	Mr. McGough	23,322	23,322	7/11/19
Mr. Marberger	23,083	23,083	9/1/19	Mr. Serrao	17,491	17,491	7/11/19
Ms. Batcheler	23,322	23,322	7/11/19				

2 Service-based RSUs generally vest in full on the third anniversary of the grant date.

3 The market value of unvested or unearned RSUs and unearned shares and PBRSUs is calculated using $28.83 per share, which was the closing market price of our common stock on the NYSE on the last trading day of fiscal 2019.

4 Reflects, on separate lines, as of May 26, 2019, the maximum number of shares that could be earned under the fiscal 2018 to 2020 cycle of the PSP, and the maximum number of shares that could be earned under the fiscal 2019 to 2021 cycle of the PSP, plus accrued dividend equivalents. Generally, the performance shares are only earned to the extent we achieve the performance targets with respect to such awards. Shares earned under the fiscal 2018 to 2020 cycle, plus dividend equivalents, will be distributed, if earned, following fiscal 2020, and shares earned under the fiscal 2019 to 2021 cycle, plus dividend equivalents, will be distributed, if earned, following fiscal 2021.

5 Reflects, as of May 26, 2019, the target number of shares that could be earned under the PBRSUs, plus accrued dividend equivalents. Generally, the PBRSUs are only earned to the extent we achieve the performance targets with respect to such awards. Shares earned under the PBRSU awards, plus dividend equivalents, will be distributed, if earned, following fiscal 2022.

Option Exercises and Stock Vested – Fiscal 2019

The following table summarizes the RSUs vested and the option awards exercised during fiscal 2019 for each of the named executive officers as well as the performance shares that were earned by and paid out to the named executive officers for the fiscal 2017 to 2019 cycle of the PSP.

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)[1]**	**Value Realized on Vesting ($)**
Mr. Connolly	-	-	148,068	4,629,750
Mr. Marberger	-	-	32,970[2]	1,008,913
Ms. Batcheler	-	-	91,414	3,117,412
Mr. McGough	-	-	91,414	3,117,412
Mr. Serrao	-	-	32,774[3]	1,048,593

1   Pursuant to the terms of the PSP, dividend equivalents on earned shares, paid in additional shares of common stock, were also distributed to the named executive officers. The shares distributed to the named executive officers through this dividend equivalent feature (and included in this table) were: 6,809 shares for Mr. Connolly; 1,743 shares for Mr. Marberger; 1,743 shares for Ms. Batcheler; 1,743 shares for Mr. McGough; and 1,307 shares for Mr. Serrao.

2   The number of shares noted here includes 7,144 shares underlying RSUs awarded as part of a sign-on grant to Mr. Marberger on September 1, 2016 that vested during fiscal 2019.

3   The number of shares noted here includes 4,346 shares underlying RSUs awarded as part of a sign-on grant to Mr. Serrao on September 1, 2015 that vested during fiscal 2019.

Pension Benefits – Fiscal 2019

Conagra Brands has historically maintained a non-contributory defined benefit pension plan for eligible employees, which we refer to as the Qualified Pension. The Qualified Pension was closed to new participants who joined the company on or after August 1, 2013. As a result, Messrs. Connolly, Marberger and Serrao are not eligible to participate. Of the named executive officers, only Ms. Batcheler and Mr. McGough participate.

In the Qualified Pension, the pension benefit formula for the named executive officer participants is determined by adding two components:

· A multiple – 0.9% – of Average Monthly Earnings (up to the integration level) multiplied by years of credited service (up to 35 years of credited service).

· A multiple – 1.3% – of Average Monthly Earnings (over the integration level) multiplied by years of credited service (up to 35 years of credited service).

"Average Monthly Earnings" is the monthly average of the executive's annual compensation from the company, up to the IRS limit, for the highest five consecutive years of the final ten years of his or her service. Only salary and annual incentive payments (reported in the "Non-Equity Incentive Plan Compensation" column of the summary compensation table year to year) are considered for the named executive officers in computing Average Monthly Earnings. The integration level is calculated by the IRS by averaging the last 35 years of Social Security taxable wages, up to and including the year in which the executive's employment ends.

Participants are vested in the pension benefit once they have five years of service with the company; each of Ms. Batcheler and Mr. McGough are vested. Pension benefits become payable at age 65 for normal retirement, or at age 55 with 10 years of service for early retirement. There is no difference in the benefit formula upon an early retirement, and there is no payment election option that would impact the amount of annual benefits any of the named executive officers would receive. The Qualified Pension was frozen effective December 31, 2017. Credited service and Average Monthly Earnings were frozen as of such date.

Name	Plan Name[1]	Number of Years Credited Service (#)[2]	Present Value of Accumulated Benefit ($)[3]
Mr. Connolly[4]	Qualified Pension	-	-
Mr. Marberger[4]	Qualified Pension	-	-
Ms. Batcheler	Qualified Pension	12.5	253,625
Mr. McGough	Qualified Pension	11.9	321,083
Mr. Serrao[4]	Qualified Pension	-	-

1 Qualified Pension refers to the Conagra Brands, Inc. Pension Plan.

2 The number of years of credited service set forth above is calculated as of May 26, 2019, which is the pension plan measurement date used for financial statement reporting purposes. The number of years of credited service set forth above is less than the actual years of service of each of Ms. Batcheler and Mr. McGough due to the freezing of the Qualified Pension effective December 31, 2017. Actual years of service are as follows: 12.9 years for Ms. Batcheler and 12.3 years for Mr. McGough.

3 The valuation methodology and all material assumptions applied in quantifying the present value of the accumulated benefit are presented in footnote 19 to the financial statements included in our Annual Report on Form 10-K for the fiscal year ended May 26, 2019.

4 Messrs. Connolly, Marberger and Serrao are not eligible to participate in the Qualified Pension.

Nonqualified Deferred Compensation – Fiscal 2019

The table following this summary shows the nonqualified deferred compensation activity for each named executive officer during fiscal 2019. The amounts shown include amounts deferred under the Conagra Brands, Inc. Voluntary Deferred Compensation Plan, as amended and restated, or Voluntary Deferred Comp Plan.

Under our Qualified CRISP, which is a broad-based plan for employees, the company will match 100% of the first 6% of salary and bonus the employee contributes to the plan, and make an additional contribution of 3% of salary and annual incentive. Participants are provided a wide-array of investment alternatives for their account balances.

Our Voluntary Deferred Comp Plan also provides nonqualified matching contribution benefits. The plan provides for company matching contributions and company non-elective contributions for eligible participants associated with amounts of eligible compensation above IRS limits. The matching contribution is a dollar for dollar match, limited to 6% of eligible compensation earned by the participant and paid by the company in excess of the IRS limit. The non-elective contribution is equal to 3% of an eligible participant's eligible compensation in excess of the IRS limit. Matching contributions and non-elective contributions are credited on or about December 31st of each year.

The Voluntary Deferred Comp Plan also provides that, unless the company determines otherwise with respect to a participant, the interest of each participant in his or her matching contributions and non-elective contributions will be 100% vested.

With respect to distributions from the Voluntary Deferred Comp Plan, in general, amounts will be distributed in cash in a lump sum in January following the individual's separation from service. Participants may also elect to receive their balances at certain other times, including in the January of the calendar year specified by the participant or 18 months following the occurrence of a change of control. Elections regarding the time and form of payment are intended to comply with Section 409A of the Code, and certain payments to executives meeting the definition of a "specified employee" under Section 409A will be delayed for six months after the date of the separation from service. Executives may make hardship withdrawals from the Voluntary Deferred Comp Plan under certain circumstances, but no hardship withdrawals were requested by executives during fiscal 2019.

Name	Plan[1]	Executive Contributions in Last FY ($)[2]	Registrant Contributions in Last FY ($)[3]	Aggregate Earnings in Last FY ($)[4]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[5]
Mr. Connolly	Voluntary Def Comp Plan	151,423	276,669	41,229	-	1,872,061
Mr. Marberger	Voluntary Def Comp Plan	78,723	97,386	26,391	-	965,125
Ms. Batcheler	Voluntary Def Comp Plan	45,178	82,428	3,452	(133,892)	302,372
Mr. McGough	Voluntary Def Comp Plan	149,658	107,808	9,095	(10,371)	1,332,811
Mr. Serrao	Voluntary Def Comp Plan	43,560	73,885	5,907	-	378,461

1 Voluntary Def Comp Plan refers to the Conagra Brands, Inc. Voluntary Deferred Compensation Plan, as amended.

2 The amounts reported are included in the "Salary" column of the Summary Compensation Table – Fiscal 2019.

3 The amounts reported are included in the "All Other Compensation" column of the Summary Compensation Table – Fiscal 2019. These amounts, together with our match on executive contributions to the Qualified CRISP, are disclosed in the column labeled "Company Contribution to Defined Contribution Plans" in the table included as footnote 4 to the Summary Compensation Table – Fiscal 2019.

4 Our Voluntary Def Comp Plan does not offer above market earnings (as defined by SEC rules). As a result, none of these earnings are included in the Summary Compensation Table – Fiscal 2019.

5 The following amounts from this column were reported in Summary Compensation Tables for prior fiscal years: Mr. Connolly, $1,280,804; Mr. Marberger, $751,108; Ms. Batcheler, $488,915; Mr. McGough, $886,596; and Mr. Serrao, $108,280. These amounts reflect contributions only and do not include accumulated earnings or losses. The amount in this column includes the amount reflected in the "Executive Contributions in Last FY" column.

Potential Payments Upon Termination or Change of Control

Our named executive officers' employment may be terminated under several possible scenarios. In some of these scenarios, our plans, agreements and arrangements would provide severance benefits in varying amounts to the executive. Further, our plans, agreements and arrangements would provide for certain benefits (or for the acceleration of certain benefits) upon a change of control. Severance and other benefits that are payable upon a termination of employment or upon a change of control are described below.

The tables following the narrative discussion summarize amounts payable upon termination or a change of control under varying circumstances, assuming that the change of control occurred on, or that the executive's employment terminated on, May 24, 2019, the last business day of fiscal 2019. Other key assumptions used in compiling the tables are set forth immediately preceding each table. In the event of an actual triggering event under any of the plans, agreements and arrangements discussed in this section, all benefits would be paid to the executive in accordance with, and at times permitted by, Section 409A of the Code.

Severance Pay Plan. We maintain a severance pay plan that provides severance guidelines for all salaried employees. Any benefits payable under the program are at the sole and absolute discretion of Conagra Brands; for any particular employee, we may elect to provide severance as suggested by the plan or to provide benefits equal to, greater than or less than those provided in the guidelines. Ms. Batcheler and Messrs. Marberger, McGough, and Serrao are potentially covered by the plan. As described further below, Mr. Connolly is party to a letter agreement with us that, among other things, addresses his severance benefits. For information regarding the letter agreement with Mr. Connolly, see "Compensation Discussion and Analysis — Agreements with Named Executive Officers" above.

Under the severance pay plan, the severance guideline for individuals above a certain pay grade, including that of our named executive officers, is 52 weeks of salary continuation, plus one additional week of salary continuation for each year of continuous service prior to separation. The guidelines also provide that upon notice that the former employee has obtained new employment, we will provide him or her with a lump sum payment equal to 50% of the severance pay remaining; the other 50% would be forfeited. In addition, the guidelines provide for the provision during this period of the same type and level of health plan coverage that was in effect immediately prior to the executive officer's termination of employment, up to a maximum of 18 months.

If a named executive officer is entitled to receive a severance payment under a change of control agreement (described below), we are not required to make payments to him or her under the severance pay plan.

Agreement with Mr. Connolly. We are party to a letter agreement with Mr. Connolly that addresses matters such as his salary, participation in our annual and long-term incentive plans and participation in health and welfare benefit plans and other benefit programs and arrangements. The letter agreement also addresses certain of Mr. Connolly's severance benefits. For information regarding the letter agreement with Mr. Connolly, see "Compensation Discussion and Analysis — Agreements with Named Executive Officers" above.

A summary of Mr. Connolly's severance benefits is provided below. Generally, any payments made under the letter agreement upon disability or as a result of a termination without cause or for good reason (other than certain benefits required by law) would be conditioned on Mr. Connolly first signing a release agreement in a form approved by us.

We have excluded retirement as a hypothetical scenario in the table below because Mr. Connolly would not have been eligible for retirement at any time during fiscal 2019.

	Involuntary Termination with Cause	Involuntary Termination without Cause or Voluntary Termination with Good Reason	Voluntary Termination without Good Reason	Death or Disability
Salary	· Paid through month of termination	· Paid through month of termination, also paid a lump sum equal to 2 times annual salary	· Paid through month of termination	· Paid through month of event
Annual Incentive Plan	· Not eligible for payment	· Paid no less than prorated award for year of termination based on actual results, plus a lump sum equal to 2 times target for year of termination	· Not eligible for payment	· Paid no less than a prorated award for the year of event based on actual results
Health and Welfare Benefit	· Paid in accordance with plan provisions	· Company will pay monthly COBRA premium for up to 24 months after termination of employment · Other benefits paid in accordance with plan provisions	· Paid in accordance with plan provisions	· Paid in accordance with plan provisions
PSP Awards	· Performance shares are forfeited	· Paid in accordance wth plan provisions	· Performance shares are forfeited	· Paid in accordance wth plan provisions
Stock Options	· Options terminate · Unexercised options lapse	· Sign-on options remain exercisable until the later of July 31, 2021 and as otherwise provided under the award agreement · Other vested options remain exercisable for 90 days (or until earlier expiration date) · Unvested options are forfeited	· Vested options, including vested sign-on options, remain exercisable for 90 days (or until earlier expiration date) · Unvested options are forfeited	· Death: Options fully vest and remain exercisable for 3 years after event (or until earlier expiration date) · Disability: Options vest on a prorated basis
RSUs	· Restricted share units are forfeited	· Paid in accordance wth plan provisions	· Restricted share units are forfeited	· Paid in accordance wth plan provisions

Upon any of the hypothetical termination scenarios described above, Mr. Connolly would be paid his balance under our Voluntary Deferred Comp Plan based on his advance elections.

We currently maintain a separate change of control program, as discussed below. Mr. Connolly currently participates in our change of control program.

Annual Incentive Plan (the "AIP"). The following terms of the AIP govern the impact of specific separation events not covered by an individual agreement:

· **Involuntary termination due to position elimination:** If a participant's position is involuntarily eliminated such that the employee is eligible for severance, he or she would be eligible for a prorated AIP award based on the number of days the individual was eligible to participate in the plan and actual performance.

· **Termination due to retirement:** If a participant retires after reaching age 65, after reaching age 55 with at least 10 years of service, or after reaching age 60 with at least 5 years of service, during the fiscal year, the participant will be eligible for a prorated AIP award based on the number of days the individual was eligible to participate in the plan and actual performance. Pursuant to the terms of his letter agreement, Mr. Connolly would be eligible for this retirement treatment upon reaching age 57.

· **Termination due to death:** Any AIP payment for which a participant would have been eligible would be prorated based on the number of days the individual was eligible to participate in the plan to the date of the participant's death, based on actual performance.

Except as might otherwise be required by law, in the absence of one of the foregoing events (or a specific agreement with us), a participant would forfeit his or her AIP award if he or she failed to be an active employee at the end of the fiscal year. Any prorated award is based on actual performance for the fiscal year and is payable after the end of such fiscal year when payments are made to other participants.

The change of control agreements, described below, govern the payment of annual incentive awards in the event of a change of control.

Long-Term Incentive Plan – Performance Shares. The following terms of the PSP govern the impact of specific separation events:

· **Termination for any reason other than death, disability, retirement or certain involuntary terminations:** The participant forfeits all performance shares granted that had not been paid at the date of termination, whether or not the shares are earned as of such date. The Committee has the discretion to pay out some or all of the forfeited performance shares if (i) they would have been earned based on performance and (ii) the Committee deems such a payout appropriate and in our best interests. Such performance shares will be distributed to the participant at the same time they are distributed to other participants who remain employed.

· **Termination due to disability or retirement:**

  - For performance shares granted prior to July 19, 2017: The participant will receive a pro rata share of the performance shares that would have been earned for the full performance period, prorated based upon the full number of fiscal years completed during the performance period as of the participant's termination date if such performance shares have been earned based on performance. Such performance shares will be distributed to the participant at the same time they are distributed to other participants who remain employed.

  - For performance shares granted on or after July 19, 2017: On termination due to disability, the participant will receive a pro rata share of the performance shares that would have been earned for the full performance period at the "target" level, prorated based upon days of service as of the participant's termination date. On termination due to normal retirement or early retirement (as each term is defined in the PSP or an individual agreement with the participant), such participant's awards will vest based on actual performance for the full performance period (but, in the case of early retirement, the award will be prorated based on days of service during the performance period).

· **Termination due to death:**

  - For performance shares granted prior to July 19, 2017: The participant will receive a pro rata share of the targeted performance shares based on the number of full fiscal years in the performance period during which the employee was employed. For example, upon a June 15, 2018 death, a participant would have been eligible for a payout at

actual performance for the fiscal 2016 to 2018 award, since the performance period ended prior to the death, and the participant would have been eligible for a payout at the targeted level for two-thirds of the total fiscal 2017 to 2019 award.

- For performance shares granted on or after July 19, 2017: The performance shares will vest in full at the target level.

· **Involuntary Termination:** For performance shares granted on or after July 19, 2017, if a participant experiences an involuntary termination of employment that results in severance, such participant's awards will vest based on actual performance for the full performance period, prorated based on days of service completed during the performance period. For performance shares granted before July 19, 2017, if a participant experiences an involuntary termination, such participant's awards will be forfeited.

· **Change of Control:** In the event of a change of control (as defined in the PSP), the earned portion of a participant's award will be determined as of the change of control, using a share valuation methodology further described in the PSP and based on the greater of target performance and actual performance through the end of our fiscal period that ends immediately prior to the change of control (the "PSP Change of Control Value"). If no replacement award meeting the requirements set forth in the PSP is provided following a change of control, a participant will vest in a cash payment equal to the PSP Change of Control Value. If a qualifying replacement award is provided, it will generally take the form of a time-based, stock-settled award with a value equal to the PSP Change of Control Value and will vest, subject to continued employment, at the end of the performance period applicable to the original performance share award. Following a change of control, a replacement award will also vest in full if the participant dies or, within two years of the change of control, becomes retirement eligible (only for awards granted prior to July 19, 2017) or terminates employment due to normal or early retirement (only for awards granted on or after July 19, 2017), is terminated without cause (as defined in the PSP) or resigns for good reason (as defined in the PSP), or is terminated due to disability.

Long-Term Incentive Plan – Stock Options. The following terms generally govern the impact of a separation from us on outstanding stock options:

· **Termination for any reason other than death, disability, early retirement or retirement:** The participant forfeits all options unvested at the date of termination and would have 90 days to exercise vested options. Options granted under the 2014 Stock Plan are eligible for pro rata vesting if a termination due to job elimination, divestiture, or reduction in force occurs at least one year from the date of grant.

· **Termination due to disability or early retirement:** All vested options are exercisable for three years after termination (but not beyond the end of the ten-year term of such options). The participant forfeits all other options that have not vested at the date of termination. Options granted under the 2014 Stock Plan are eligible for pro rata vesting if the termination occurs at least one year from the date of grant.

· **Termination due to death:** All unvested options would automatically become vested and exercisable, and such options would remain exercisable for three years following the participant's death (but not beyond the end of ten-year term of such options).

· **Termination due to normal retirement:** All unvested options would automatically become vested and exercisable. Such options would remain exercisable for three years following termination (but not beyond the end of the ten-year term of such options).

Each of the agreements evidencing outstanding awards of stock options that were entered into prior to October 2014 provide that the vesting of the award will accelerate upon a change of control. Award agreements entered into after October 2014 provide for double-trigger vesting, requiring both a change of control event and a qualifying termination of employment (or a failure of the surviving entity to provide a replacement award) to trigger vesting.

Long-Term Incentive Plan – RSUs. The following terms generally govern the impact of a separation from us on outstanding RSUs:

· **Termination for any reason other than death, disability, early retirement or retirement:** The participant forfeits all RSUs unvested at the date of termination. RSUs granted prior to fiscal 2019 under the 2014 Stock Plan are eligible for pro rata vesting if a termination due to job elimination, divestiture or reduction in force occurs at least one year after the date of grant (or, for RSUs granted in fiscal 2018, at any time prior to vesting). RSUs granted in fiscal 2019 under the 2014 Stock Plan are eligible for pro rata vesting if a termination due to a divestiture or an involuntary termination that results in severance or supplemental unemployment payments from us occurs.

- **Termination due to disability or early retirement:** RSUs granted under the 2014 Stock Plan are eligible for pro rata vesting (for Mr. Connolly's awards granted in fiscal 2019 or later, generally on the normal vesting schedule) if the termination occurs at least one year from the date of grant (or, for RSUs granted after fiscal 2017, at any time prior to vesting).

- **Termination due to death:** All unvested RSUs would automatically vest.

- **Termination due to normal retirement:** All unvested RSUs would fully vest (for Mr. Connolly's awards granted in fiscal 2019 or later, generally on the normal vesting schedule) if the retirement occurs at least one year from the date of grant (or, for RSUs granted after fiscal 2017, at any time prior to vesting).

Each of the agreements evidencing outstanding awards of RSUs provide for double-trigger vesting, requiring both a change of control event and a qualifying termination of employment (or a failure of the surviving company to provide a replacement award) to trigger vesting.

PBRSUs. The following terms generally govern the impact of a separation from us on outstanding PBRSUs granted in fiscal 2019 (in each case, subject to the maximum payout limit described above):

- **Termination other than as described below:** The participant generally forfeits all PBRSUs granted if the participant terminates employment during the performance period.

- **Termination due to disability or retirement:** On termination due to disability, the participant will receive a pro rata portion of the PBRSUs that would have been earned for the full performance period at the "target" level, prorated based upon days of service as of the participant's termination date. On termination due to normal retirement or early retirement (as each term is defined in the applicable award agreement), such participant's PBRSUs will vest based on actual performance for the full performance period (but, in the case of early retirement, the award will be prorated based on days of service during the performance period).

- **Termination due to death:** The PBRSUs will vest in full at the target level.

- **Involuntary Termination:** If a participant experiences an involuntary termination of employment that results in severance or supplemental unemployment payments from us, such participant's PBRSUs will vest based on actual performance for the full performance period, prorated based on days of service completed during the performance period.

- **Change of Control:** In the event of a change of control (as defined for purposes of the PBRSUs), the earned portion of a participant's award will be determined as of the change of control, using a share valuation methodology further described in the applicable award agreement and based on the greater of target performance and actual performance through the date immediately prior to the date of the change of control (the "PBRSU Change of Control Value"). The PBRSU Change of Control Value will generally be paid to the participant if the participant terminates employment on the date of the change of control, continues employment through the end of the performance period, or dies prior to the end of the performance period. The PBRSU Change of Control Value will also be paid to the participant if, within two years after the change of control, the participant experiences a termination of employment without cause or for good reason (as each such term is defined in the applicable award agreement), terminates employment due to retirement, or experiences a termination of employment due to disability.

The PBRSU award agreements include non-competition restrictive covenants that generally apply until the earlier of the one-year anniversary of a participant's termination of employment with us and the one-year anniversary of the vesting date of the PBRSU award.

Retirement Benefits. Each of our Qualified Pension and Voluntary Deferred Comp Plan contains provisions relating to the termination of the participant's employment. These payments are described more fully in the disclosure provided in connection with the "Pension Benefits – Fiscal 2019" and "Nonqualified Deferred Compensation – Fiscal 2019" sections of this Proxy Statement.

Change of Control Program. The change of control program for senior executives is designed to encourage management to continue performing its responsibilities in the event of a pending or potential change of control. During fiscal 2019, this program covered each of the named executive officers.

Generally, a change of control under these agreements occurs if one of the following events occurs:

- Individuals who constitute the Board, which, for these purposes, we refer to as the Incumbent Board, cease for any reason to constitute at least a majority of the Board. Anyone who becomes a director and whose election, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board is considered a member of the Incumbent Board.

- Consummation of a reorganization, merger or consolidation, in each case, with respect to which persons who were our shareholders immediately prior to the transaction do not, immediately thereafter, own more than fifty percent of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company.

- A liquidation or dissolution of Conagra Brands or the sale of all or substantially all of our assets.

The agreements provide that upon a change of control, we may (at the sole and absolute discretion of the Board or Committee) pay each executive all or a prorated portion of the executive's short and/or long-term incentive for the year in which the change of control occurs. The terms of our stock plan and award agreements govern the treatment of equity awards upon a change of control. With respect to severance, the change of control agreements are double-trigger arrangements, requiring both a change of control event and a qualifying termination of employment to trigger benefits. A qualifying termination event occurs if, within three years after a change of control, (1) the executive's employment is involuntarily terminated without "cause" or (2) the executive terminates his or her employment for "good reason."

Executives entitled to severance benefits under a change of control agreement forfeit any severance compensation and benefits under our severance pay plan guidelines and receive the following (subject to execution of a release of claims in favor of us):

- a lump sum cash payment equal to a multiple of the executive's base salary and annual bonus (calculated using the executive's highest annual bonus for the three fiscal years preceding the change of control or the executive's target bonus percentage as of the date the change of control agreement is executed, whichever is greater). The multiples are three for Mr. Connolly and Ms. Batcheler and two for Messrs. Marberger, McGough, and Serrao.

- continuation for three years (for agreements in place prior to July 2011) or two years (for agreements in place after July 2011) of medical, dental, disability, basic and supplemental life insurance to the extent such benefits remain in effect for other executives, with premiums paid by the executive at the rate required of other executive employees (or, for medical and dental benefits, the COBRA rate). Conagra Brands must pay the executive a single lump sum payment equal to an amount to offset taxes (for agreements in place prior to July 2011) plus the executive's estimated cost to participate in the medical and dental plans.

- a supplemental benefit under our Voluntary Deferred Comp Plan equal to three times (for agreements in place prior to July 2011) or one time (for agreements in place after July 2011) the maximum company contribution that the executive could have received under the Qualified CRISP and Voluntary Deferred Comp Plan in the year in which the change of control occurs.

- outplacement assistance not exceeding $30,000.

Generally, a termination for "cause" under the agreement requires (as further described in the change of control agreements) (1) the willful and continued failure by the executive to substantially perform his or her duties, (2) the willful engaging by the executive in conduct that is demonstrably and materially injurious to us or (3) the executive's conviction of a felony or misdemeanor that impairs his or her ability substantially to perform duties for us. A right of the executive to terminate with "good reason" following a change of control is generally triggered by (1) any failure of Conagra Brands to comply with and satisfy the terms of the change of control agreement, (2) a significant involuntary reduction of the authority, duties or responsibilities held by the executive immediately prior to the change of control, (3) any involuntary removal of the executive from an officer position held by the executive immediately prior to the change of control, except in connection with promotions, (4) any involuntary reduction in the aggregate compensation level of the executive, (5) requiring the executive to become based at a new location or (6) requiring the executive to undertake substantially greater amounts of business travel. Certain payments to a "specified employee" within the meaning of Section 409A of the Code will be delayed for six months after the date of the separation from service.

For agreements in place prior to July 2011, the agreements also entitle each executive to an additional payment, if necessary, to make the executive whole as a result of any excise and related taxes imposed by the Code on any change of control benefits received. If the safe harbor amount at which the excise tax is imposed is not exceeded by more than 10%, the benefits will instead be reduced to avoid the excise tax.

Following a review of market practices in July 2011, the HR Committee adopted a policy that any future change of control benefits should be structured without any excise tax gross-up protection. Mr. Connolly's, Mr. McGough's, Mr. Marberger's and Mr. Serrao's agreements do not contain an excise tax gross-up. Although the Committee continues to believe in the importance of maintaining a change of control program, it believes that offering excise tax gross-up in the future is inappropriate relative to best executive pay practices.

Each change of control agreement terminates, in the absence of a change of control, when the executive's employment as our full-time employee is terminated or the executive enters into a written separation agreement with us. In addition, we may unilaterally terminate each agreement prior to a change of control following six months prior written notice to the executive.

Summary of Possible Benefits. In the disclosure below, the first table summarizes estimated incremental amounts payable upon termination under various hypothetical scenarios. A second table summarizes estimated incremental amounts payable upon a hypothetical change of control and upon termination following a change of control.

We have not included amounts payable regardless of the occurrence of the relevant triggering event. For example, we excluded accumulated balances in retirement plans when a terminating event would do nothing more than create a right to a payment of the balance. We also excluded death benefits where the executive would pay the premium.

The data in the tables assumes the following:

· each triggering event occurred on May 24, 2019 (the last business day of fiscal 2019), and the per share price of our common stock was $28.83 (the closing price of our stock on the NYSE on May 24, 2019);

· with respect to salary continuation, if an executive did not have a right to salary continuation under a stand-alone agreement with us, the severance pay plan guidelines applied;

· with respect to the AIP, awards were earned at target levels, and where the HR Committee had discretionary authority to award a payout, except in the cases of involuntary termination with cause and voluntary termination without good reason, it exercised that authority (including in the change of control scenario);

· with respect to the AIP and equity awards, in the case of an involuntary termination not for cause without a change of control, the termination was due to a position elimination or another termination event that would have resulted in severance compensation on the last business day of fiscal 2019;

· with respect to performance shares and PBRSUs, awards were earned at target levels (these amounts also include a cash value of dividend equivalents on the number of shares assumed to have been earned);

· with respect to equity awards other than PBRSUs in the change of control scenario, a replacement award was provided;

· with respect to performance shares in the change of control scenario, the HR Committee exercised any applicable discretionary authority to award a pro rata payout and did so at target levels; and

· in the disability scenarios, the disabling event lasted one year into the future.

We have excluded retirement as a hypothetical scenario for the named executive officers in the table below because none of the named executive officers were eligible for either early retirement (age 55 and 10 years of service or, for certain of Mr. Connolly's benefits, age 55) or normal retirement (age 65 or, for RSUs granted after fiscal 2017, age 60 with five years of service, and for certain of Mr. Connolly's benefits, age 57) treatment as of May 24, 2019.

	Involuntary w/ Cause or Voluntary w/o Good Reason ($)	Involuntary w/o Cause or Voluntary w/ Good Reason ($)	Death ($)	Disability ($)
Mr. Connolly				
Lump Sum Salary	-	6,000,000	-	-
Annual Incentive Plan	-	1,800,000	1,800,000	1,800,000
Performance Shares	-	4,776,324	11,976,846	7,517,564
PBRSUs	-	105,518	2,683,381	105,518
Accelerated Stock Options	-	-	-	-
Accelerated Restricted Stock Units	-	2,580,170	4,267,878	2,580,170
Benefits Continuation	-	40,956	-	-
Death Benefits	-	-	1,000,000	-
Disability Benefits		-	-	675,000
Outplacement	-	5,200	-	-
Total	-	15,308,168	21,728,105	12,678,252
Mr. Marberger				
Salary Continuation	-	715,500	-	-
Annual Incentive Plan	-	689,000	689,000	689,000
Performance Shares	-	1,092,196	2,780,456	1,793,946
PBRSUs	-	16,866	429,336	16,866
Accelerated Stock Options	-	-	-	-
Accelerated Restricted Stock Units	-	606,410	997,345	606,410
Benefits Continuation	-	16,703	-	-
Death Benefits	-	-	1,000,000	-
Disability Benefits		-	-	419,500
Outplacement	-	5,200	-	-
Total	-	3,141,875	5,896,137	3,525,722
Ms. Batcheler				
Salary Continuation	-	665,538	-	-
Annual Incentive Plan	-	540,750	540,750	540,750
Performance Shares	-	1,092,196	2,780,456	1,793,946
PBRSUs	-	16,866	429,336	16,866
Accelerated Stock Options	-	-	-	-
Accelerated Restricted Stock Units	-	625,496	1,000,776	625,496
Benefits Continuation	-	19,796	-	-
Death Benefits	-	-	1,000,000	-
Disability Benefits		-	-	345,375
Outplacement	-	5,200	-	-
Total	-	2,965,842	5,751,318	3,322,433

Change of Control and:	Involuntary w/ Cause or Voluntary w/o Good Reason ($)	Involuntary w/o Cause or Voluntary w/ Good Reason ($)	Death ($)	Disability ($)
Mr. McGough				
Salary Continuation	-	824,000	-	-
Annual Incentive Plan	-	669,500	669,500	669,500
Performance Shares	-	1,092,196	2,780,456	1,793,946
PBRSUs	-	16,866	429,336	16,866
Accelerated Stock Options	-	-	-	-
Accelerated Restricted Stock Units	-	625,496	1,000,776	625,496
Benefits Continuation	-	19,796	-	-
Death Benefits	-	-	1,000,000	-
Disability Benefits	-	-	-	409,750
Outplacement	-	5,200	-	-
Total	-	3,253,054	5,880,068	3,515,558
Mr. Serrao				
Salary Continuation	-	645,192	-	-
Annual Incentive Plan	-	549,000	549,000	549,000
Performance Shares	-	819,176	2,085,356	1,345,473
PBRSUs	-	16,866	429,336	16,866
Accelerated Stock Options	-	-	-	-
Accelerated Restricted Stock Units	-	469,151	750,618	469,151
Benefits Continuation	-	17,012	-	-
Death Benefits	-	-	1,000,000	-
Disability Benefits	-	-	-	380,000
Outplacement	-	5,200	-	-
Total	-	2,521,597	4,814,310	2,760,490

In the table that follows, if, following a change of control, any of Ms. Batcheler or Messrs. Marberger, McGough or Serrao was terminated for "Cause" or voluntarily terminated employment without "Good Reason," the individual would not receive any benefits incremental to those shown in the "No Termination" column. Mr. Connolly would be entitled to salary continuation through the end of the month of the event.

	No Termination ($)	Change of Control and Involuntary w/o Cause or Voluntary w/ Good Reason ($)
Mr. Connolly		
Lump Sum Salary	-	3,600,000
Annual Incentive Plan	1,800,000	9,776,250
Performance Shares	-	12,392,146
PBRSUs	-	2,683,382
Accelerated Stock Options	-	-
Accelerated Restricted Stock Units	-	4,267,878
Voluntary Deferred Compensation Plan	-	252,334
Benefits Continuation	-	40,956
Death/Disability Benefits	-	6,167
Outplacement	-	30,000
Total	1,800,000	33,049,113

	No Termination ($)	Change of Control and Involuntary w/o Cause or Voluntary w/ Good Reason ($)
Mr. Marberger		
Lump Sum Salary	-	1,378,000
Annual Incentive Plan	689,000	1,430,215
Performance Shares	-	2,872,371
PBRSUs	-	429,345
Accelerated Stock Options	-	-
Accelerated Restricted Stock Units	-	997,345
Voluntary Deferred Compensation Plan	-	116,854
Benefits Continuation	-	40,956
Death/Disability Benefits	-	6,167
Outplacement	-	30,000
Total	689,000	7,301,253
Ms. Batcheler		
Lump Sum Salary	-	1,622,250
Annual Incentive Plan	540,750	2,967,057
Performance Shares	-	2,872,371
PBRSUs	-	429,345
Accelerated Stock Options	-	-
Accelerated Restricted Stock Units	-	1,000,776
Voluntary Deferred Compensation Plan	-	277,551
Benefits Continuation	-	60,630
Death/Disability Benefits	-	9,250
Outplacement	-	30,000
Total	540,750	9,269,230
Mr. McGough		
Lump Sum Salary	-	1,339,000
Annual Incentive Plan	669,500	2,313,178
Performance Shares	-	2,872,371
PBRSUs	-	429,345
Accelerated Stock Options	-	-
Accelerated Restricted Stock Units	-	1,000,776
Voluntary Deferred Compensation Plan	-	114,545
Benefits Continuation	-	40,956
Death/Disability Benefits	-	6,167
Outplacement	-	30,000
Total	669,500	8,146,338
Mr. Serrao		
Lump Sum Salary	-	1,220,000
Annual Incentive Plan	549,000	1,162,058
Performance Shares	-	2,154,293
PBRSUs	-	429,345
Accelerated Stock Options	-	-
Accelerated Restricted Stock Units	-	750,618
Voluntary Deferred Compensation Plan	-	93,724
Benefits Continuation	-	40,956
Death/Disability Benefits	-	6,167
Outplacement	-	30,000
Total	549,000	5,887,161

CEO Pay Ratio

For fiscal 2019, the ratio of the annual total compensation of Mr. Connolly, our CEO (referred to as CEO Compensation), to the median of the annual total compensation of all of our employees and those of our consolidated subsidiaries other than Mr. Connolly (referred to as Median Annual Compensation), was 316 to 1. For purposes of this pay ratio disclosure, CEO Compensation was determined to be $14,392,748, which represents the total compensation reported for Mr. Connolly under the "Summary Compensation Table — Fiscal 2019." Median Annual Compensation for the identified median employee was determined to be $45,590.

Median Employee Methodology

For the disclosure in our 2018 proxy statement, we identified the median employee by examining our total employee population as of March 9, 2018 (the Determination Date). We included all U.S. and non-U.S. full-time, part-time, seasonal and temporary employees of Conagra and our consolidated subsidiaries. We excluded independent contractors and "leased" workers. Our analysis identified 12,891 individuals.

The median employee used for purposes of disclosing our fiscal 2018 pay ratio left Conagra during fiscal 2019. As permitted under SEC rules and regulations, we are electing to use an alternative employee whose fiscal 2018 compensation was substantially similar to the original median employee's fiscal 2018 compensation based on the same compensation measures used to select the original median employee.

Approximately 5,400 employees of Pinnacle Foods, which we acquired in fiscal 2019, were not included in this determination or our employee population.

Other than as set forth above, we believe that there has been no change in our employee population or employee compensation arrangements during the 2019 fiscal year that would result in a significant change to our 2019 CEO Pay Ratio.

Median Annual Compensation Methodology

To determine Median Annual Compensation, we generally reviewed compensation for the period beginning on March 10, 2017 and ending on the Determination Date. However, for 487 of our employees (including our employees in Mexico and employees employed by one of our joint ventures), we measured compensation for the full months of March 2017 through February 2018, due to different payroll schedules applicable to these employees. As permitted by applicable SEC rules, we excluded from the compensation measurement under the "de minimis" exemption the compensation of 519 individuals (all of the individuals in each of Colombia (one individual), Italy (53 individuals), India (458 individuals), Panama (five individuals) and the Philippines (two individuals)).

We measured Median Annual Compensation by totaling, for each employee other than Mr. Connolly, base earnings (salary, hourly wages and overtime, as applicable) and annual cash incentives paid during the measurement period. We did not use any statistical sampling or cost-of-living adjustments for purposes of this pay ratio disclosure. A portion of our employee workforce (full-time and part-time) worked for less than the full fiscal year (due to start dates, disability status or similar factors). In determining the Median Annual Compensation, we generally annualized the total compensation for such individuals other than seasonal employees (but avoided creating full-time equivalencies) based on reasonable assumptions and estimates relating to our employee compensation program.

Due to our permitted use of reasonable estimates and assumptions in preparing this pay ratio disclosure, the disclosure may involve a degree of imprecision, and thus this pay ratio disclosure is a reasonable estimate.

Information on Stock Ownership

Voting Securities of Directors, Officers and Greater Than 5% Owners

The table below shows the shares of Conagra Brands common stock beneficially owned as of July 30, 2019 by (1) beneficial owners of more than 5% of our outstanding common stock, (2) our current directors, (3) our named executive officers, and (4) all current directors and executive officers as a group.

As discussed elsewhere in this Proxy Statement, our directors and executive officers are committed to owning stock in Conagra Brands. Both groups have stock ownership requirements that preclude them from selling any Conagra Brands common stock in the market (other than to cover the cost of the exercise price and, in the case of executive officers, statutory tax withholding) until they have enough shares to meet and maintain their stock ownership guidelines pre- and post-sale.

To better show the financial stake of our directors in the company, we have included a "Share Units" column in the table. The column, which is not required under SEC rules, shows share units earned by the non-employee directors and deferred through the Conagra Brands, Inc. Directors' Deferred Compensation Plan. Although these share units will ultimately be settled in shares of common stock, they currently have no voting rights and will not be settled within 60 days of July 30, 2019. None of our executive officers has any deferred share units.

Name	Number of Shares of Common Stock Owned[1]	Right to Acquire Shares of Common Stock[2]	Percent of Class[3]	Share Units
The Vanguard Group[4]	55,721,256	-	11.5%	N/A
T. Rowe Price Associates, Inc.[5]	55,042,589	-	11.3%	N/A
BlackRock, Inc.[6]	35,695,910	-	7.3%	N/A
Anil Arora	1,600	6,030	*	1,742
Thomas K. Brown	30,636	2,527	*	-
Stephen G. Butler	55,542[7]	2,527	*	75,712
Sean M. Connolly	306,332	1,424,601	*	N/A
Joie A. Gregor	53,567	2,527	*	15,330
Rajive Johri	4,270	2,527	*	60,685
Richard H. Lenny	45,457	27,312	*	22,515
Melissa Lora	-	5,390	*	-
Ruth Ann Marshall	3,206	2,527	*	96,931
Craig P. Omtvedt	35,027	2,527	*	-
Scott Ostfeld[8]	-	4,211	*	-
David S. Marberger	30,979	94,918	*	N/A
Colleen Batcheler	195,331	344,181	*	N/A
Thomas M. McGough	172,368[7]	630,747	*	N/A
Darren C. Serrao	53,722	117,671	*	N/A
All Directors and Current Executive Officers as a Group (18 people)	**1,139,886**	**2,950,540**	*****	**272,915**

* Represents less than 1% of common stock outstanding:

1 For executive officers and directors, reflects shares that have been acquired through one or more of the following: (a) open market purchases and (b) vesting or exercise of share-based awards.

2 Reflects shares that the individual has the right to acquire within 60 days of July 30, 2019 through the exercise of stock options or the vesting of RSUs. The "All Directors and Current Executive Officers as a Group" calculation includes 280,317 options or RSUs for current executive officers not individually named in this table.

3 Based on 486,602,715 shares of common stock of Conagra Brands issued and outstanding as of July 30, 2019.

4 Based on a Schedule 13G/A filed by The Vanguard Group with the SEC on February 11, 2019, which Schedule 13G/A specifies that The Vanguard Group has sole voting power with respect to 559,136 shares, shared voting power with respect to 149,870 shares, sole dispositive power with respect to 55,021,534 shares and shared dispositive power with respect to 699,722 shares. The Vanguard Group's address is listed on the Schedule 13G/A as: 100 Vanguard Blvd., Malvern, PA 19355.

5 Based on a Schedule 13G/A filed by T. Rowe Price Associates, Inc., or T. Rowe Price, with the SEC on March 11, 2019, which Schedule 13G/A specifies that T. Rowe Price has sole voting power with respect to 21,836,804 shares and sole dispositive power with respect to 55,033,339 shares. T. Rowe Price's address is listed on the Schedule 13G/A as: 100 E. Pratt Street, Baltimore, MD 21202.

6 Based on a Schedule 13G/A filed by BlackRock, Inc., or BlackRock, with the SEC on February 11, 2019, which Schedule 13G/A specifies that BlackRock has sole voting power with respect to 31,028,414 shares and sole dispositive power with respect to 35,695,910 shares. BlackRock's address is listed on the Schedule 13G/A as: 55 East 52nd Street, New York, NY 1005

7 For Mr. Butler, includes 6,000 shares held in a trust for the benefit of his spouse, who resides with him. For Mr. McGough, includes 400 shares held by his spouse, who resides with him.

8 Scott Ostfeld's stock ownership also reflects shares of Conagra Brands common stock owned by JANA Partners LLC, or JANA, as a result of Mr. Ostfeld assigning all of his restricted stock units that he receives as a director to JANA. JANA may be deemed to be a director by deputization by virtue of the fact that Mr. Ostfeld currently serves on Conagra's board of directors.

Our Annual Meeting of Shareholders

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by the Board of Directors of proxies to be voted at the Conagra Brands, Inc. 2019 Annual Meeting of Shareholders.

Your vote is very important. The Board of Directors recommends that you submit a proxy card in advance of the 2019 Annual Meeting to ensure that your shares are voted as you direct, even if you are unable to attend the 2019 Annual Meeting.

Voting at the 2019 Annual Meeting

Shareholders of record as of the close of business on July 30, 2019 are entitled to attend and to vote at the 2019 Annual Meeting and at any postponements or adjournments of the 2019 Annual Meeting. On July 30, 2019, there were 486,602,715 voting shares of common stock, par value $5.00 per share, of Conagra Brands, issued and outstanding. Each share of common stock is entitled to one vote for each director to be elected and one vote for each of the other matters to be voted on.

Registered Shareholders (Shareholders "of Record")

If you hold shares of common stock of Conagra Brands in your own name (known as ownership "of record") on the books of our transfer agent, you are a registered shareholder. Registered shareholders (other than those who hold shares in the Conagra Brands Employee Stock Purchase Plan) may attend the meeting and vote their shares in person or may vote their shares by proxy in one of the following manners:

- By completing, signing, dating and returning (in the postage-paid envelope provided) the proxy card enclosed with paper copies of our proxy materials;
- By visiting the Internet at www.proxyvote.com and following the instructions; or
- By calling (800) 690-6903 on a touch-tone telephone and following the recorded instructions.

Internet and telephone voting is available through 11:59 p.m. Eastern Time on Wednesday, September 18, 2019 for these shares.

Conagra Brands Employee Stock Purchase Plan

If you hold shares in the Conagra Brands Employee Stock Purchase Plan, your voting instruction card covers the shares credited to your plan account. The trustee for the Conagra Brands Employee Stock Purchase Plan must receive your voting instructions by 11:59 p.m. Eastern Time on Monday, September 16, 2019. If the plan trustee does not receive your instructions by that time, the trustee will vote the shares held by the Conagra Brands Employee Stock Purchase Plan in a single block in accordance with the instructions received with respect to a majority of the shares for which instructions are received.

Internet and telephone voting is available through 11:59 p.m. Eastern Time on Monday, September 16, 2019 for shares held in the Conagra Brands Employee Stock Purchase Plan.

Beneficial Owners ("Street Name")

If a broker, bank or other nominee holds your shares (also known as ownership in "street name"), your broker, bank or nominee, as applicable, will send you a voting instruction form. You may vote your shares by completing, signing, dating and returning the voting instruction form according to the instructions provided by your broker, bank or other nominee. If you wish to vote in person at the meeting, you must obtain from your broker, bank or nominee a legal proxy executed in your favor.

Revoking a Proxy

You can revoke your proxy at any time before your shares are voted if you (1) are the owner "of record" of your shares and submit a written revocation to our Corporate Secretary at or before the 2019 Annual Meeting (mail to: Conagra Brands, Inc., Attn: Corporate Secretary, 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654), (2) submit a timely later-dated proxy (or voting instruction card if you hold shares through a broker, bank or nominee), or (3) provide timely subsequent Internet or telephone voting instructions. You may also attend the 2019 Annual Meeting and vote in person, subject to the legal proxy requirement noted above for "street name" owners.

Vote Requirements

Quorum: Shares Necessary to Conduct the Business of the Meeting

To conduct the business of the 2019 Annual Meeting, a majority of the shares of common stock outstanding and entitled to vote on the record date must be present in person or by proxy at the meeting.

The inspectors of election intend to treat properly executed proxies marked "abstain" as "present" for purposes of determining whether a quorum has been achieved. The inspectors will also treat proxies held in "street name" by brokers where the broker indicates that it does not have authority to vote on one or more of the proposals coming before the meeting ("broker non-votes") as "present" for purposes of determining whether a quorum has been achieved.

Vote Required to Approve Voting Items

If a quorum is present:

We will hold an election of directors. Each outstanding share of common stock of Conagra Brands is entitled to cast one vote for each director seat. In an uncontested election, a director will be elected if he or she receives the affirmative vote of a majority of the votes cast in the election. An incumbent director nominee who does not receive the affirmative vote of a majority of the votes cast in the election is required promptly to tender his or her resignation to the Board, and the resignation will be accepted or rejected by the Board as more fully described in the "How We Govern" section of this Proxy Statement. Abstentions and broker non-votes are not treated as votes cast and, therefore, will not affect the outcome of the election of directors.

We will vote to ratify the appointment of our independent auditor for fiscal 2020. The appointment of our independent auditor for fiscal 2020 will be ratified if approved by a majority of the votes cast. Abstentions are not treated as votes cast and therefore will not affect the outcome of the vote. Because the ratification of the appointment of our independent auditor is considered a "routine" matter, there will be no broker non-votes with respect to this matter.

We will vote, on an advisory basis, to approve our named executive officer compensation. The advisory resolution to approve our named executive officer compensation, as described in the "Compensation Discussion and Analysis" and "Executive Compensation" sections of this Proxy Statement, will be considered adopted if approved by a majority of the votes cast. Abstentions and broker non-votes are not treated as votes cast and, therefore, will not affect the outcome of the votes on this matter.

The shares represented by valid proxies received by Internet, by telephone or by mail and not properly revoked will be voted in the manner specified. Where specific choices are not indicated, the shares represented by all valid proxies received will be voted: "FOR" the election of each of the nominees for director named in this Proxy Statement; "FOR" the ratification of the appointment of our independent auditor for fiscal 2020; and "FOR" the resolution to approve our named executive officer compensation. If any matter not described above is properly presented at the meeting, the proxy gives authority to the persons named on the proxy card to vote as recommended by the Board on such other matters.

Proxy Solicitation

We have engaged Innisfree M&A Incorporated as our proxy solicitor for the 2019 Annual Meeting at an estimated cost of approximately $12,000 plus disbursements. Our directors, officers and other employees may also solicit proxies in the ordinary course of their employment. Conagra Brands will bear the cost of the solicitation, including the cost of reimbursing brokerage houses and other custodians for their expenses in sending proxy materials to you.

Multiple Shareholders Sharing an Address

Pursuant to SEC rules, only one copy of the Notice of Internet Availability of Proxy Materials, Annual Report and Proxy Statement is being delivered to shareholders residing at the same address, unless the shareholders have notified us of their desire to receive multiple copies. We believe these rules benefit everyone by eliminating duplicate mailings that shareholders living at the same address receive, and by reducing our printing and mailing costs. Shareholders living at the same address will continue to receive individual proxy cards for each registered account. We will promptly deliver, upon oral or written request, a separate copy of the Notice of Internet Availability of Proxy Materials, Annual Report and Proxy Statement to any shareholder residing at an address to which only one copy was mailed. If you receive a single set of proxy materials but prefer to receive separate copies for each registered account in your household, please contact our agent, Broadridge, by telephone at (866) 540-7095 or in writing at Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717. Broadridge will remove you from the householding program within 30 days after it receives your request, at which point you will begin receiving an individual copy of the proxy materials for each registered account. You can also contact Broadridge at the telephone number or address above if you received multiple copies of the proxy materials and would prefer to receive a single copy in the future.

Our 2020 Annual Meeting of Shareholders

Shareholder Proposals to be Included in our 2020 Proxy Statement

To be considered for inclusion in next year's Proxy Statement, shareholder proposals submitted in accordance with SEC Rule 14a-8 must be received at our principal executive offices no later than the close of business on April 11, 2020. Address proposals to the Corporate Secretary, Conagra Brands, Inc., 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654.

Other Shareholder Proposals to be Presented at our 2020 Annual Meeting

Our by-laws provide that any shareholder proposal, including the nomination of directors, that is sought to be presented directly at the 2020 Annual Meeting but not submitted for inclusion in the Proxy Statement for the 2020 Annual Meeting must be received in writing at our principal executive offices no earlier than May 22, 2020, nor later than June 21, 2020. If the date of the 2020 Annual Meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the 2019 Annual Meeting, then the notice must be received not earlier than the 120th day prior to the meeting date and not later than the close of business on the 90th day prior to the meeting day or the tenth day following the first public announcement of the meeting date. Our by-laws also specify the information that must accompany the notice.

Address proposals to the Corporate Secretary, Conagra Brands, Inc., 222 Merchandise Mart Plaza, Suite 1300, Chicago, Illinois 60654.

The proxy card for the 2020 Annual Meeting will give us discretionary authority with respect to all shareholder proposals properly brought before the 2020 Annual Meeting that are not included in the Proxy Statement for the 2020 Annual Meeting.

Appendix A

Reconciliation of GAAP and Non-GAAP Information

This Proxy Statement contains certain non-GAAP financial measures, including adjusted operating margin. Management considers GAAP financial measures as well as non-GAAP financial measures in its evaluation of the company's financial statements and believes these non-GAAP measures provide useful supplemental information to assess the company's operating performance and financial position. These measures should be viewed in addition to, and not in lieu of, the company's diluted earnings per share, operating performance, and financial measures as calculated in accordance with GAAP. Please see our Annual Report on Form 10-K for the fiscal year ended May 26, 2019 for a reporting of our financial results in accordance with GAAP.

The following information is provided to reconcile the non-GAAP financial measures disclosed in this Proxy Statement to their most directly comparable GAAP measures.

FY19	Operating profit[1]
Reported	**$1,179.6**
% of Net Sales (Operating margin)	**12.4%**
Restructuring plans	181.4
Acquisitions and divestitures	106.2
Integration costs	8.9
Corporate hedging derivative losses (gains)	1.8
Legal matters	(39.1)
Inventory fair value mark-up rollout	53.0
Novation of a legacy guarantee	(27.3)
Fair value adjustment of cash settleable equity awards issued in connection with Pinnacle acquisition	(15.1)
Gain on divestiture of businesses	(69.4)
Intangible impairment charges	89.6
Adjusted operating profit	**$1,469.6**
% of Net Sales (Adjusted operating margin)	**15.4%**

1   Operating profit is derived by taking Income from continuing operations before income taxes and equity method investment earnings, adding back Interest expense, net and removing Pension and postretirement non-service income.

OUR BRANDS

ACT II®	Hunt's®
Alexia®	Husman's®
Andy Capp's®	Jiffy Pop®
Angie's BOOMCHICKAPOP®	Kangaroo®
Armour Star®	Kid Cuisine®
Aunt Jemima®	La Choy®
Banquet®	Lender's®
Bernstein's®	Libby's®
Bertolli®	Log Cabin®
BIGS®	Manwich®
Birds Eye®	Marie Callender's®
Birds Eye® C&W	Mrs. Butterworth's®
Birds Eye® Voila	Mrs. Paul's®
Blake's®	Nalley®
Blue Bonnet®	Odom's Tennessee Pride®
Brooks®	Open Pit®
Celeste® Pizza for One™	Orville Redenbacher's®
Chef Boyardee®	P.F. Chang's Home Menu™
Crunch 'n Munch®	PAM®
DAVID® Seeds	Parkay®
Dennison's®	Penrose®
Duke's®	Peter Pan®
Duncan Hines®	Poppycock®
Duncan Hines® Comstock®	Ranch Style® Beans
and Wilderness®	Reddi-wip®
Earth Balance®	RO*TEL®
Egg Beaters®	Rosarita®
Erin's®	Sandwich Bros. of Wisconsin®
EVOL®	Slim Jim®
Fiddle Faddle®	Smart Balance®
Fleischmann's®	Snack Pack®
Frontera®	Snyder® of Berlin
Gardein™	Swiss Miss®
Glutino®	Tim's® Cascade Snacks
Gulden's®	Udi's® Gluten Free
H.K. Anderson®	Van Camp's®
Hawaiian® Snacks	Van De Kamps®
Healthy Choice®	Vlasic®
Hebrew National®	Wicked Kitchen™
Hungry-Man®	Wish-Bone®
	Wolf® Brand Chili



Our Notice of Annual Meeting, Proxy Statement and Annual Report
for the fiscal year ended May 26, 2019 are available at
http://www.conagrabrands.com/investor-relations/financial-reports/annual-reports.